110.


06011885

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Diamyd Medical AB

*CURRENT ADDRESS Linnégatan 89 B
SE-115 23 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS



PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

FILE NO. 82- 34956 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 3/22/06


DIAMYD
MEDICAL

Interim report

Stockholm January 20, 2006

Interim Report for Diamyd Medical AB (OMX: DIAMB)

September 1 2005 –November 30 2005

Stockholm, Sweden – 20 January 2006 – Diamyd Medical AB, a global biotechnology company focused on the treatment of diabetes and its complications, including chronic pain and neuropathy, today announced its financial results for the period ended November 30, 2005.

- Sales were SEK 218,000 compared to SEK 167,000 for the same period of the prior year.
- Net loss was SEK 7.8 million compared to a net loss of SEK 7.0 million for the same period of the prior year.
- Liquid assets were SEK 110.4 million as of 30 November 2005 compared to SEK 145.5 million for the same period of the prior year. Management now expects these funds to support Company initiatives until July 2007.
- Loss per share was SEK 0.9 compared to SEK 0.8 for the same period of the prior year.
- Reports from a Phase II clinical beta cell prevention study with Diamyd™ in 70 children and adolescents with Type 1 diabetes are expected in August 2006.
- Reports from a Phase II/III clinical trial in Type 2 diabetes is expected in June 2007.
- An agreement was signed with regard to acquisition of Nurel Therapeutics, Inc., a Pittsburgh, PA-based biotechnology company. Nurel focuses on diabetes and targeted gene delivery systems. The acquisition closed on December 19, 2005. Nurel shareholders and financiers received a total of 317,173 Diamyd class B-shares as payment.
- Decision was taken to initiate a Level 1 ADR program to enable trading of Diamyd Medical shares in the United States.
- After the Reporting Period, an agreement was signed with Protein Sciences, with regard to manufacture of phase III drug. At the same time Diamyd Medical invested three million dollars in Protein Sciences' convertible notes.

CEO COMMENTS

"This first quarter included significant accomplishments for Diamyd Medical.

- Our clinical trials in both Type 1 and Type 2 iabetes with our diabetes drug, Diamyd™ , moved forward according to plan and we will present results from the Phase II clinical study of 70 children and adolescents with Type 1 diabetes in August 2006.
- The signing of the manufacturing agreement with Protein Sciences and investment of US$3.0 million in the same company were important steps in the Diamyd Medical strategy to continue to strengthen the Company's presence in the US. The deal we made with Protein Sciences not only ensures the manufacture of Diamyd™ for Phase III trials,

but also presents the opportunity for us to invest in an exciting vaccine technology company,

- Another important step was the decision to acquire all the outstanding shares of Nurel Therapeutics, Inc. Nurel and Diamyd Medical focus on different aspects of diabetes, but we are both focused on the development on GAD-based pharmaceuticals. We differ in that the GAD is used for totally different and non-overlapping aspects of diabetes: (1) the treatment of the actual disease itself; and (2) the treatment of pain resulting from diabetes. The acquisition of Nurel brings synergy to the table, which made the deal very attractive to us.
- Together with the Bank of New York we initiated the establishment of a Level 1 American Depository Receipt (ADR) program that will enable trading of Diamyd Medical shares in the United States."

Anders Essen-Möller, President and CEO of Diamyd Medical.

Financial Highlights

Sales – Group sales were SEK 218,000 compared to SEK 167,000 for the same period of the prior year and consisted mostly of Diamyd-related products. Sales of Diamyd Medical products fluctuate from quarter-to-quarter as the Company's products are primarily sold for various scientific research purposes. Sales include SEK 35,000 from the Company's US subsidiary.

Costs – The Group's current costs were SEK 8.7 million compared to SEK 7.7 million for the same period of the prior year. The cost of research and development was SEK 4.4 million compared to SEK 3.8 million for the same period of the prior year. Costs increased as the Company initiated two clinical trials involving a total of 25 clinics throughout Sweden.

Net Loss – Net loss after financial income and expenses was SEK 7.8 million compared to a net loss of SEK 7.0 million for the same period of the prior year.

Financial Status and Liquidity – The Group's liquid assets were SEK 110.4 million as of 30 November 2005 compared to SEK 145.5 million for the same period of the prior year. Management these funds to support the Company's initiatives until July 2007 instead of December 2007, which was reported previously. the funds are to last until after the results of the Type 1 study are presented in August 2006 and after the results of the Type 2 study are put forward in June 2007.

Changes in Shareholders' Equity – Group shareholders' equity as of 30 November 2005 was SEK 107.6 million compared to SEK 144.5 million for the same period of the prior year, which gives an equity ratio of 92.3% versus 92.0%.

Parent Company – The net sales for the parent company were SEK 0 for the period since all sales take place in the subsidiaries. The net profit after financial income and expense was SEK 207,000 compared to SEK 101,000 for the same period of the prior year. Changes in liquid assets were SEK -8.5 million compared to SEK 0.7 million for the same period of the prior year.

Staff – The Group had a staff of 7 people as of 30 November 2005, of which 4 were men and 3 were women.

The Share and Stock Market Value – As of 30 November 2005, the number of outstanding shares was 8,418,043 of which 471,200 were A-shares and 7,946,843 were B-shares. The Diamyd Medical total stock market value at the end of the period was SEK 412.9 million compared to SEK 327.5 million in the same period of the prior year. The share price at the close of the period was SEK 51.25 compared to SEK 38.90 for the same period of the prior year.

Warrants – The 917,655 warrants resulting from the new issuance in 1999 expire in August 2006. To enable trading of these options, the Company plans to list them on the OMX Stock Exchange O-list within the first half year of 2006.

SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

Acquisition of Nurel Therapeutics Inc. - Diamyd Medical signed an agreement regarding the acquisition of Nurel Therapeutics Inc., a Pittsburgh, PA-based biotechnology company. The acquisition was paid with 223,204 Diamyd class B-shares. A further 93,969 Diamyd class B-shares were issued to the Nurel early financiers. Nurel has developed a new innovative gene platform. "Nerve-Targeted Gene Delivery System", that focuses on the treatment of, among other things, pain and neuropathy caused by diabetes, spinal cord injury pain and cancer. Nurel and Diamyd both use GAD as molecule of choice for treatment. Beyond diabetes and pain treatment, examples of diseases that may be considered for GAD-treatment with Nurel's patented Nerve-Target Gene Delivery System include Schizophrenia, Bi-Polar Disorders, Anorexia, ALS and Huntington's disease.

The acquisition of Nurel offers a wider reach for Diamyd Medical's exclusive patent rights for the GAD65-molecule. Nurel's Targeted Gene Delivery System is also suitable for targeted deliveries of third party proteins and may, therefore, be out-licensed to such parties as required.

The additional costs for Diamyd Medical to operate Nurel are estimated to be SEK 12 million per year for the next two-year period.

Level 1 American Depository Receipt (ADR) Program – Recently, Diamyd Medical presented itself to several US investors. To enable US investors to trade with Diamyd Medical shares in the US, the company decided to initiate the establishment of a Level 1 Depositary Receipt Program. The Program is expected to take effect in January/February 2006.

THERAPEUTIC DEVELOPMENTS

Diamyd Medical continues to advance its development on treatments for both Type 1 and Type 2 diabetes (LADA). The Company is currently engaged in three clinical trials: (1) a Phase II clinical study of 70 subjects with Type 1 diabetes; (2) a Phase II/III trial of 160 subjects with Type 2 diabetes; and (3) a follow-up Phase II clinical study of 47 subjects with Type 2 diabetes.

Development of Diamyd™ for treatment of patients with recent onset Type 1 diabetes

Type 1 diabetes develops when the body's immune system attacks the insulin-producing pancreatic beta cells. At the onset of the disease patients generally have about 10% remaining beta cells. These few cells are incapable of producing enough insulin to maintain normal blood sugar levels and external insulin must be injected. After presentation of the disease, the autoimmune attack continues against the remaining beta cells, which eventually will be destroyed completely.

Our diabetes drug, Diamyd™, is intended to prevent the destruction of beta cells and may, in a best case scenario, allow regeneration of beta cells without subsequent attacks from auto-reactive immune cells.

The Company is currently conducting a randomized, double-blind Phase II clinical trial with Diamyd™ in 70 children and adolescents with recent onset Type 1 diabetes. The patients are divided into two groups – (1) the *treatment group* (35 subjects) receives two injections of 20µg Diamyd™ (GAD65 formulated in aluminum hydroxide); and (2) the *placebo group* (35 subjects) receives the same formulation without GAD65. The goal of this trial is to investigate whether the positive results obtained in a previous, smaller-scale Phase II clinical trial involving Type 2 Diabetes adult patients with GAD antibodies (LADA patients) can be reproduced in patients with Type 1 Diabetes. Professor Johnny Ludvigsson of Linköping University is the principal investigator for the trial which is being conducted at 8 clinics in Sweden. All patients are enrolled in the trial. The Company expects to report results from the study in August 2006.

Development of Diamyd™ for treatment of patients with Type 2 diabetes

Diamyd Medical is developing Diamyd™ as a treatment for autoimmune diabetes. Approximately 10% of all Type 2 Diabetes patients have antibodies to GAD and, therefore, have a form of autoimmune diabetes known as LADA. These patients are easily identified through a routine blood sample analysis.

The Company previously conducted a successful small-scale Phase II clinical trial of 47 LADA patients. In addition, a large-scale Phase II/III clinical trial intended to be used for registration of Diamyd™ is currently underway with 160 LADA subjects. This is a randomized, double-blind and placebo-controlled study. The test subjects are divided into two groups – (1) the *treatment group* (80 subject) receives two injections of 20µg dose of Diamyd™ (GAD65 formulated in alum) over a 30-day period; and (2) the *placebo group* (80 subjects) receives the same formulation without GAD65. The goal of the trial is to confirm the positive results obtained during the previously mentioned Phase II trial in LADA patients. Professor Carl-David Agardh at the University Hospital MAS in Malmo is the principal investigator for the trial, which is being conducted at 17 clinics throughout Sweden. The Company expects to report the results of the trial in June 2007.

MARKET & BUSINESS OVERVIEW

Diabetes

The International Diabetes Foundations estimates that the number of persons with diabetes worldwide is nearly 200 million and that this number will increase to 330 million by 2025. The majority of the new cases of diabetes are expected to be Type 2 subjects. In addition, the number

of individuals with heightened blood sugar levels (Impaired Glucose Tolerance or pre-diabetes) is estimated to be of a similar order.

The costs associated with diabetes in the western world is about 7% of total healthcare budgets, or more than US$100 billion in the US alone.

Neuropathic pain

Approximately 1% of the population (2.5 million people) in the U.S. suffers from moderate to severe pain associated with diabetes neuropathy, post herpetic neuralgia, HIV/AIDS neuropathy, spinal cord injury, phantom limb pain and/or cancer pain. The products Nurel Therapeutics is developing may become useful in treating a variety of these neuropathic pain indications. Recently, the interest in the neuropathic pain market by the pharmaceutical industry has grown exponentially. The U.S. neuropathic pain market, which was approximately $450 million in 2003, is expected to grow to $665 million by 2008 (13% compounded annual growth) because of the development of new products.

GAD and neurological diseases

GAD, which is an enzyme, converts the excitatory amino acid glutamate to the inhibitory neurotransmittor GABA. Several neurological and movement related disorders may be due to disturbances in the Glutamate-GABA balance. Therefore, GAD may come to play a major role as a component in future medications for treatment of such diseases.

Diamyd Medical is licensing exclusive therapeutic rights to the GAD65-gene. The Company also is engaged in third party discussions with regard to development of a medication for Parkinson's disease.

SIGNIFICANT EVENTS FOLLOWING THE REPORTING PERIOD

- At the General Assembly Meeting for shareholders on December 12, it was decided to re-elect Board Directors Anders Essen-Möller (President and CEO), Tord Lendau and Peter Rothschild. New Directors are Björn O. Nilsson, (Ph.D.), and Joseph Janes (lawyer). Leif Ek stepped down as a Director due to retirement.

- Shareholders at the General Assembly Meeting approved granting the Directors the right, at one or several occasions before the next Annual Meeting, to issue a maximum of 900,000 shares of class B stock in order to enable acquisitions with Diamyd shares as payment. These shares can be issued without regard to the preferential rights of the existing shareholders. If all 900,000 shares are issued, the dilution will be 9.7% after the issue.

- Shareholders at the General Assembly Meeting approved the acquisition of Nurel Therapeutics, Inc. The acquisition adds to the Company's product portfolio pipeline, which now includes candidate therapeutics for autoimmune diabetes as well as for diabetic neuropathy, pain and cancer. Nurel shareholders received 223,204 Diamyd class

B-shares and a further 93,969 Diamyd class B-shares were issued to early Nurel financiers. Nurel's burn rate is estimated to be SEK 12.0 million per year for the next two-year period.

- After the end of the reporting period, the Company reached an agreement with Protein Sciences Corporation (PSC) for the manufacture of Diamyd™ for Phase III trials. In addition, it was agreed that PSC would assist the Company in filing an Investigational New Drug Application (IND) with the U.S. Food & Drug Administration (FDA) during 2006. Diamyd Medical also participated in PSC's current financing with a US$3 million investment. If this investment is converted into shares, the Diamyd Medical investment in Protein Sciences would be less than 5%.

  Protein Sciences (PSC) is a privately held biotechnology company based in Meriden, Connecticut, USA. Its business is developing and manufacturing modern – not egg based – vaccines, using recombinant DNA technology.

- Diamyd Medical has announced the successful results of a pre-clinical study demonstrating the safety and tolerability of a novel formulation of the GAD protein specifically intended for intravenous use. This novel formulation, which was developed and patented (pending) by Diamyd, is intended for patients with diseases that may benefit from GAD65 treatment such as certain movement disorders.

FINANCIAL RESULTS

Group's Income Statement

kSEK

		3 months Sep-Nov 2005-2006	3 months Sep-Nov 2004-2005	12 months Sep-Aug 2004-2005
Operating Income				
Net sales	note 1	218	167	883
Other income		-	-	48
Total Income		**218**	**167**	**931**
Operating Costs				
Raw materials and supplies		-377	-235	-775
Research and development		-4,393	-3,771	-24,676
Patents		-279	-357	-1,719
Personell		-2,259	-2,269	-8,698
Other external costs		-1,238	-849	-4,052
Depreciation patents		-162	-190	-751
Depreciation equipment		-28	-39	-150
Total Operating Costs	note 2	**-8,736**	**-7,710**	**-40,821**
Operating Loss		**-8,518**	**-7,543**	**-39,890**
Financial Income and Expense				
Dividend in associated company		-	-	152
Interest income		676	564	3,195
Interest,expense		-	-23	-26
Total,Financial,Income,and,Expense		**676**	**541**	**3,321**
Loss,after,Financial,Income		**-7,842**	**-7,002**	**-36,569**
Taxes		-	-	-63
Net,Loss,for,the,Year	note,3	**-7,842**	**-7,002**	**-36,632**
Earnings,per,share,SEK		-0.9	-0.8	-4.4
Earnings,per,share,after,dilution,,SEK		-0.9	-0.8	-4.4
Number,of,shares		8,418,043	8,418,043	8,418,043
Average,number,of,shares		8,418,043	8,388,212	8,410,787
Number,of,shares,after,dilution		8,451,196	8,388,212	8,442,800

Group's Balance Sheet

kSEK

		Nov 30 2005	Nov 30 2004	Aug 31 2005
Tillgångar				
Fixed Assets				
Intangible assets		1,147	1,870	1,309
Tangible assets		192	314	220
Financial assets		800	800	800
Total Fixed Assets		**2,139**	**2,984**	**2,329**
Current Assets				
Inventory		109	44	8
Current Receivables				
Customer recievables		134	292	450
Other receivables		1,306	1,496	1,536
Prepaid tax		198	136	168
Prepaid expenses and accrued income		2,385	1,183	5,447
Total Current Receivables		**4,023**	**3,107**	**7,601**
Short-term investments		76,687	92,672	91,374
Cash and bank balances		33,685	52,875	24,161
Total Current Assets		**110,372**	**145,547**	**115,535**
Total Assets		**114,504**	**148,698**	**123,144**
Liabilities and Shareholders' Equity		**116,643**	**151,682**	**125,473**
	note 4			
Shareholders' Equity				
Capital stock		8,418	8,148	8,418
Not registered share capital		360	0	360
Share premium reserve		141,193	158,046	141,193
Loss carried forward		-34,480	-14,734	2,129
Loss for the period		-7,842	-7,002	-36,632
Total Shareholder's Equity	note 3	**107,649**	**144,458**	**115,468**
Long-term Liabilities		-	768	-
Current Liabilities				
Accounts payable		3,155	2,696	2,508
Other liabilities		1,689	775	1,745
Accrued expenses and deferred income		4,150	2,715	5,752
Total Current Liabilities		**8,994**	**6,186**	**10,005**
Total Liabilities and Shareholders' Equity		**116,643**	**151,412**	**125,473**

Change in Shareholders' Equity

kSEK

	Sep -Nov 2005-2006	Sep -Nov 2004-2005	Sep -Aug 2004-2005
Opening Balance	115, 468	151, 598	151, 598
Translation difference*	23	132	2
New share issue	-	-	500
Net loss	-7, 842	-7, 002	-36, 632
Closing Balance	**107, 649**	**144, 728**	**115, 468**

* The transition to IFRS reporting requirements has affected the result positively with kSEK 56

Cash Flow Analysis

kSEK

	3 months Sep-Nov 2005-2006	3 months Sep-Nov 2004-2005	12 months Sep-Aug 2004-2005
Operations			
Operating loss	-8,518	-7,543	-39,890
Interest recieved	2,840	383	4,162
Interest paid	-818	-23	-2,744
Paid financial expense	-144	-	-4,216
Dividends recieved	-	-	152
Adjustments for items that are not part of the cash flow			
Depreciation	190	229	898
Changes in accrued interest	-1,662	181	3,693
Amortization of premiums for short term investments	506	-	2,274
Other items that are not part of the cash flow	,-	-	-
Taxes paid	-27	-24	-119
Cash Flow from Operations before Changes in Working Capital	**-7,633**	**-6,797**	**-35,790**
Increase(-) decrease(+) inventory	-98	46	82
Increase(-) decrease(+) receivables	3,623	154	-4,455
Increase(+) decrease(-) liabilities	-1,072	841	3,892
Cash flow from Operations	**-5,180**	**-5,756**	**-36,271**
Investments			
Investments in tangible assets	-	-16	-30
Cash Flow from Investments	-	**-16**	**-30**
Financing			
Loans	-	-	-
New share issues	-	-	500
Cash flow from financing	-	-	**500**
The Period's Cash flow	**-5,180**	**-5,772**	**-35,801**
Liquid funds at the beginning of the period	115,535	151,338	151,338
gains/losses on consolidation	17	-19	-2
Liquid Assets at the End of the Period	**110,372**	**145,547**	**115,535**

Accounting Principles

As of September 1, 2005 Diamyd Medical began using IFRS for its group reporting. This means that Diamyd Medical in its group reporting from the first quarter 2005/2006 applies all IAS, IFRS, IFRIC and SIC regulations which are applicable.

Notes

Note 1 – Sales, kSEK	**3 months Sep-Nov 2005-2006**	**3 months Sep-Nov 2004-2005**	**12 months Sep-Aug 2004-2005**
Sales in Diamyd Diagnostics AB	179	97	610
Sales in Diamyd, Inc.	35	65	263
Invoiced freight	4	5	42
Other income	-	-	9
Total sales	**218**	**167**	**883**

Note 2 – Operating costs
The exchange rate losses assigned to sales, inventory costs and other external costs amounted to SEK -26,000.
The exchange rate profits assigned to sales, inventory costs and other external costs amounted to SEK 4,000.

Note 3 – Balance for the period
The business is making a loss. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 4 – Shareholders' equity and liabilities
All the Company's liabilities do not charge interest.

Note 5 – Change to IFRS
The change in accounting principles to IFRS has affected the results positively with SEK 56,000.

Note 6 – Acquisition of Nurel
Since no final analysis has been made in accordance with IFRS 3 of the acquisition of Nurel, the next report will provide a more detailed analysis of these effects.

Key Ratios

	3 months Sep-Nov 2005-2006	**3 months Sep-Nov 2004-2005**	**12 months Sep-Aug 2004-2005**
Return on equity, %	-7.0	-4.7	-27.4
Return on capital employed, %	-7.0	-4.7	-27.3
Return on total assets, %	-6.5	-4.5	-25.8
Equity per share, SEK	12.8	17.3	13.7
Equity per share after dilution, SEK	12.7	17.3	13.7
Cashflow per share, SEK	-0.6	-0.7	-4.3
Solidity, %	92.3	95.4	92.0
Number of shares	8,418,043	8 418 043	8 418 043
Average number of shares	8 418 043	8 388 212	8 410 787
Number of shares after dilution	8 451 196	8 388 212	8 442 800

Stockholm, Sweden, January 20, 2006

The Board of Diamyd Medical AB (publ)

This report was not reviewed by the auditors of Diamyd Medical.

Upcoming reports:

6-month report (December-February)	20th April 2006
9-month report (March-May)	28th July 2006
Year End Report (September-August)	26th October 2006

Diamyd Medical financial information is available at www.diamyd.com.

* * *

About Diamyd Medical

Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B). An application has been submitted to trade the shares in the US via a Level 1 ADR Program. The Company conducts therapeutic development based on its GAD (glutamic acid decarboxylase) technology platform. GAD is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role in CNS- and movement related disorders. GAD is also a target pancreatic beta cell autoantigen in autoimmune diabetes such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd™ which is currently employed in two ongoing clinical trials of both Type 2 and Type 1 diabetes which are follow-ons of first successful dose finding Phase II trial. With the acquisition of Nurel Therapeutics additional development projects include gene-therapy for diabetes neuropathy pain and cancer.

Diamyd Medical has a website at www.diamyd.com

For further information contact: CEO Anders Essen-Möller Diamyd Medical AB (publ) (corporate. id. no. 556530-1420) Linnégatan 89B floor 5 SE-115 23 Stockholm Sweden. Tel: +46 (0)8-661 00 26 fax: +46 (0)8-661 63 68 or email: info@diamyd.com



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Press Release Stockholm, December 19, 2005

DIAMYD MEDICAL APPOINTS PROTEIN SCIENCES (USA) FOR PRODUCTION OF ITS LEAD THERAPEUTIC DIABETES VACCINE FOR PHASE III-TRIALS AND TO SUBMIT AN IND TO THE FDA

Stockholm, Sweden – 19 December 2005 – Diamyd Medical AB (OMX: DIAMB) today announced that is has reached an agreement with Protein Sciences Corporation, a Meriden, CT-based biopharmaceutical service company, for production of Diamyd™, its lead therapeutic diabetes vaccine. Under the terms of the agreement, Protein Sciences (PSC) will produce Diamyd Medical's lead therapeutic diabetes vaccine for Phase III trials, as well as prepare to file an Investigational New Drug Application (IND) with the U.S. Food & Drug Administration (FDA). Diamyd Medical also is participating in Protein Sciences' current round of financing, with a US$3 million investment.

"By submitting an IND to the FDA in 2006, and secure the necessary supply of vaccine Diamyd Medical may commence clinical Phase III-studies in the U.S. during 2007. We are extremely happy with this strategy to continue to strengthen the company's presence in the States and at the same time accelerate the development of our diabetes vaccine", said Anders Essen-Möller, President and CEO of Diamyd Medical.

Diamyd™ is based on the beta cell antigen GAD (Glutamic Acid Decarboxylase), which is produced through a Recombinant Protein Expression System consisting of baculovirus (an insect virus) and insect cells. Protein Sciences (PSC) specializes in and is a world leader in the development of influenza vaccines and other vaccines with insect based expression systems. PSC's cell line was recently approved by the FDA for the production of recombinant vaccines produced with insect based expression systems. Hence, PSC is a logical supplier for Diamyd Medical.

During the process of negotiating the agreement, Diamyd was offered the right to participate in a Protein Sciences current financing round, in which the company plans raises US$5.5 million. The board of Diamyd Medical believes that an investment in PSC is of strategic importance since PSC is a world leader and is specialized in vaccine production using the same method as Diamyd Medical's diabetes vaccine Diamyd™. Therefore, Diamyd Medical has decided to participate in the PSC promissory Series F loan with a US$3.0 million investment. The promissory note has a competitive interest rate and a premium at the date of repayment. The promissory note can be converted into PSC shares anytime that PSC receives significant new investment. PSC plans to use the capital raised to develop its own business, which also will benefit Diamyd Medical.

"Our funds will last till December 2007. The total commitment to PSC, including both the production of Diamyd™ and the investment in the promissory note is within our current budget, with the assumption that the promissory note is paid back in 2007. If not, Diamyd Medical's funds will last until the summer of 2007 – after the presentation of results in August 2006 from the on-going Phase IIb study on Type 1 diabetes and after the presentation of the on-going Phase II/III-study on Type 2 diabetes patients in June 2007. Furthermore, the financial position of Diamyd Medical may be strengthened by approximately SEK 50 million through the conversion of an outstanding warrant program into shares in August 2006," said Anders Essen-Möller.

Daniel Adams, president and CEO of Protein Sciences, added, "We have developed a very close relationship

with Diamyd Medical over the years and have great respect for their people and science. We are very intrigued by the prospects for their therapeutic Diamyd™ vaccine for diabetes and look forward to helping Diamyd get its product to market as quickly as possible by combining our technologies and expertise. Our relationship with Diamyd is characteristic of the future direction of Protein Sciences, where we intend to get more involved in customers' products that we believe are likely to be successful."

About Protein Sciences
Protein Sciences (PSC) is a privately held biotechnology company based in Meriden, Connecticut, USA. Its business is developing and manufacturing modern protein-based vaccines, diagnostics and therapeutics using recombinant DNA technology. A recently completed Phase II/III field trial of FluBlØk showed 100% protection against circulating and drifted strains of influenza and a more than 54% reduction in influenza-like illness compared to placebo. This makes PSC the leader in modern annual influenza vaccines and vaccines against potential pandemic influenza. PSC also has a broad portfolio of patented products in development including influenza vaccines, recombinant neuraminidase, that has completed Phase II(b) human clinical trials and a SARS vaccine that is scheduled to enter the clinic in 2006, and several vaccines and therapeutics being developed with customers. PSC, which was founded in 1983, has approximately 40 employees. Further information about the PSC may be found on the company's web site - www.proteinsciences.com.

About Diamyd Medical:
Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B). An application has been submitted to trade the shares in the US via a Level 1 ADR Program. The Company conducts therapeutic development focused on diabetes and its GAD (Glutamic Acid Decarboxylase) technology platform. GAD is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role in CNS-related disease states. GAD is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in two ongoing clinical trials of both Type 2 and Type 1 diabetes which are follow on of first successful dose finding Phase II trial which is now in an open follow up phase. Other mainstream developments include using a proprietary Nerve-Target Delivery System to deliver GAD to treat diabetes pain and neuropathy.

For further information, please contact:

European Investors
Johannes Falk
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

US Investors
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp ID: 556530-1420.

This information includes statements concerning historical, present and forward-looking items and is to the

"best of knowledge" of the management of Diamyd Medical and the actual status and results achieved by the Company may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from the Swedish originals. No guarantees are made that the translation is free from errors

---


DIAMYD
MEDICAL



Press Release — Stockholm, December 15, 2005

DIAMYD MEDICAL DEMONSTRATES SAFETY OF NEW GAD FORMULATION IN PRE-CLINICAL STUDY

Stockholm, Sweden – 15 December 2005 – Diamyd Medical AB (OMX: DIAMB) today announced the successful results of a pre-clinical study demonstrating the safety and tolerability of a novel formulation of the GAD protein, specifically intended for intravenous use. This novel formulation, which was developed and patented (pending) by Diamyd, is intended for patients with diseases that may benefit from GAD65 treatment, including Stiff Man Syndrome and other GAD-related movement disorders. The pre-clinical study was conducted by SNBL, a Seattle based clinical research organization.

Diamyd Medical is focused on developing treatments for diabetes, both Type 1 and Type 2, via GAD protein therapy. Its lead drug candidate, Diamyd™, is designed to reduce the need of insulin injections and prevent the destruction of beta cells. The current Diamyd™ vaccine, which uses subcutaneous administration of rhGAD65, is being studied in two clinical trials – (1) a double blind Phase IIb study of 70 children and adolescents; and (2) a Phase II/III study conducted in 160 adult type 2 diabetes patients with auto-antibodies to beta cells.

"Intact GAD65 is inherently not water soluble, which presents a challenge for developing a formulation that can be administered via the intravenous route," said John Robertson, Ph.D., Director of Research & Development. "Diamyd Medical has overcome this obstacle by developing this novel formulation that keeps GAD65 active in the bloodstream and avoids precipitation. More importantly, the results obtained in this pre-clinical study indicate that the new formulation should be safe to use via an intravenous (IV) route of administration merits further clinical development."

About Diamyd Medical:
Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B). An application has been submitted to trade the shares in the US via a Level 1 ADR Program. The Company conducts therapeutic development based on its GAD (glutamic acid decarboxylase) technology platform. GAD is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role in CNS-related disease states. Recently Diamyd Medical announced the acquisition of Pittsburgh-based Nurel Therapeutics, which broadens Diamyd's pipeline with candidate drugs for CNS and nervous disease. GAD is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in two ongoing clinical trials of both Type 2 and Type 1 diabetes which are follow-ons of first successful dose finding Phase II trial which is now in an open follow up phase.

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp ID: 556530-1420.

For further information, please contact:

European Investors
Johannes Falk
Chief Information Officer

Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

US Investors
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

This information includes statements concerning historical, present and forward-looking items and is to the "best of knowledge" of the management of Diamyd Medical and the actual status and results achieved by the Company may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from the Swedish originals. No guarantees are made that the translation is free from errors.


DIAMYD
MEDICAL



RECEIVED
2006 MAR 10 P 12: 50
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Press Release

Stockholm, December 13, 2005

DIAMYD MEDICAL BROADENS DIABETES PIPELINE WITH ACQUISITION OF NUREL THERAPEUTICS

Stockholm, Sweden – 13 December 2005 – Diamyd Medical AB (OMX: DIAMB) emerged as a global biotechnology company as shareholders approved the acquisition of Nurel Therapeutics Inc at a General Assembly Meeting in Stockholm yesterday. The Pittsburgh, PA- based biotech adds significantly to Diamyd Medical's pipeline for diabetes which now includes both a therapeutic vaccine for autoimmune type 1 and type 2 diabetes as well as therapies for diabetic pain. The merger is expected to close on Friday, December 16.

Diamyd shareholders approved the issuance of common stock to Nurel shareholders in connection with the merger. Nurel shareholders will receive a total of about 223,208 Diamyd B shares. This reflects an assumed Diamyd B share value of SEK 55, which corresponded to a 15% premium as of the deal signature date the 21st of November. In addition, Diamyd shareholders approved the issuance of an additional approximate 110,000 Diamyd shares against convertible loans used previously to finance Nurel, which in total represents a dilution of about 4% to Diamyd shareholders. The merger will create strong synergies between Diamyd Medical and Nurel, while having little effect on Diamyd's financial position and burn rate.

"Nurel and Diaymd Medical both work in diabetes and both have a GAD-based lead compound. We differ in that the GAD is used for two totally different and non-overlapping aspects of diabetes: (1) the treatment of the actual disease itself, and (2) the treatment of pain resulting from diabetes. The acquisition of Nurel brings a tremendous amount of synergy to the table, which makes the deal very attractive and beneficial to our shareholders," says Anders Essen-Moller, President and CEO of Diamyd Medical.

Michael Christini, president of Nurel Therapeutics noted, "This is a significant milestone for both companies. *The merger creates a global biotechnology company with combined portfolios* with a strong diabetes franchise aimed not only at treating diabetes but also the complications associated with the disease, including peripheral nerve pain. We are enthusiastic for the synergies this merger will create and look forward to advancing the product portfolio through the clinic in both Europe and the U.S."

Nurel has previously received convertible debt funding from Pittsburgh-based investment groups including UPMC Health Ventures, a venture fund owned by UPMC, the premier health system in Western Pennsylvania, USA. Nurel has also received convertible debt funding from Innovation Works, an economic development organization in Western Pennsylvania and from the Pittsburgh Life Sciences Greenhouse, a Western Pennsylvania public/private partnership that invests in and supports the growth of life sciences companies.

"It's gratifying to see the cutting edge technologies and treatments developed at the University of Pittsburgh find their way into the mainstream," said Chuck Bogosta, Managing Director of the University of Pittsburgh Medical Center's Strategic Business Initiatives. "UPMC is pleased to have been an early investor in Nurel. The treatments developed at the university will benefit diabetes patients everywhere, and we look forward to the new venture flourishing. We are particularly happy that Diamyd has chosen to open its North American headquarters in the Pittsburgh region because we believe strongly that it is an area that has the *medical and entrepreneurial resources* needed to help Diamyd's enterprises continue to grow."

Diamyd Medical is focused on developing treatments for diabetes, both Type 1 and Type 2, via GAD protein therapy. Its lead drug candidate, Diamyd™, is designed to reduce the need of insulin injections and prevent the destruction of beta cells. Furthermore, it may allow for regeneration of beta cells in a non-autoimmune environment, thus setting the stage for a cure of the disease. The Company is conducting two clinical trials concurrently. The first trial is a double blind Phase IIb study in 70 children and adolescents; Results will be announced in about 8 months. The second study currently underway is a Phase II/III study conducted in 160 adult type 2 diabetes patients with autoantibodies to beta cells; Results will be announced 10 months thereafter. Both studies are running at 25 clinics in Sweden and all patients are included and treated. The two studies were initiated after positive results in a first double blind dose finding Phase II study in 47 type 2 diabetes patients.

Currently, there is a major unmet need for a drug to treat chronic pain in patients suffering from diabetic neuropathy and spinal injury pain, and cancer pain. Preclinical studies show efficacy in industry accepted animal models and Nurel plans to file an IND in about 12 months.

Nurel has identified two candidate molecules for the treatment of chronic pain: (1) GAD for treatment of chronic pain due to diabetes, and spinal cord injury; and (2) Enkephalin for cancer pain. These molecules will be delivered to patients with Nurel's proprietary Nerve-Targeted Gene Delivery System, for which an extensive intellectual property portfolio has been licensed from the University of Pittsburgh.

In addition to the pipeline of pain products, Nurel's proprietary Nerve-Targeted Gene Delivery System for GAD may potentially be used in several other GAD-related disorders such as Schizophrenia, Anorexia, ALS, Parkinson's and Epilepsy. This makes it possible to fully explore the potential of Diamyd Medical's exclusive license to the recombinant GAD65-molecule.

Nurel's Nerve-Targeted Gene Delivery System can also be used for targeted deliveries of third party molecules. Nurel is discussing outlicensing deals with such parties, just as Diamyd is discussing outlicensing of its GAD65 technology with Neurologix Inc for Parkinson's.

One early use for Nurel's Nerve-Targeted Gene Delivery System is in the treatment of gliablastoma, a usually fatal form of brain cancer. Funding for this project was committed by the U.S. National Institutes of Health in the form of approximately $1.4 million in Federal grants to support GMP manufacturing and Phase 1 trials for NC3, a Nurel multi-gene cancer product. Filing of an IND for first clinical trials for NC3 is anticipated within the next 12 months.

About Nurel Therapeutics
Nurel therapeutics has developed an innovative new Nerve-Targeted Gene Delivery System that is specifically designed for delivery of therapeutic molecules to the nerve system for a large variety of diseases. Nurel is pursuing development of proprietary therapeutics focused on treating pain including neuropathic pain that results from nerve damage due to diabetes or spinal cord injury and cancer pain; preventing nerve damage by protecting nerve fibers from the long term affects of diabetes, and an innovative therapy to treat glioblastoma and other cancers. The Company's first products, NG2 (HSV-GAD) and NPE2 (HSV-enkephalin), deliver therapeutic proteins to the peripheral nerve cells and effectively reduce pain in industry-standard animal models. Clinical testing in humans suffering from chronic pain is scheduled to begin in 2007. Additional information regarding Nurel can be found at www.nureltx.com.

About Diamyd Medical:

Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B). An application has been submitted to trade the shares in the US via a Level 1 ADR Progr5am. The Company conducts therapeutic development based on its GAD (glutamic acid decarboxylase) technology platform. GAD is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role in CNS-related disease states. GAD is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in two ongoing clinical trials of both Type 2 and Type 1 diabetes which are follow-ons of first successful dose finding Phase II trial which is now in an open follow up phase .

For further information, please contact:
Europe:
Johannes Falk
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

USA:
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp ID: 556530-1420.

This information includes statements concerning historical, present and forward-looking items and is to the "best of knowledge" of the management of Diamyd Medical and the actual status and results achieved by the Company may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from the Swedish originals. No guarantees are made that the translation is free from errors.

DIAMYD
MEDICAL



Press Release

Stockholm, December 12, 2005

Press Release from the Annual General Meeting of Diamyd Medical AB (publ)

At Diamyd Medical's annual general shareholders meeting today the decision was made to elect a new board comprising Anders Essen-Möller (CEO), Tord Lendau and Peter Rothschild, Associate Professor Björn O. Nilsson and the lawyer Joseph Janes. The AGM agreed to the the board's request to be able, on one or several ocassions between now and the next annual shareholders meeting, to issue new shares (maximum 900,000 B shares) and thereby be able to disregard the shareholders' preferential right. The purpose of this request was to enable the acquisition of a company through full or part payment in Diamyd shares. With full use of this authorizaty the dilution effect is estimated at about 9.7%. The board intends to use approximately 37.0% of the authorization for the acquisition of the American biotechnology company Nurel Therapeutics, Inc.

The assembly: Approved the income statement and balance sheet for the parent company and the Group; Approved the motion that the cumulative annual loss is covered by the parent company's share premium reserve; Approved the discharge of liability for the board members and the CEO in accordance with the accountants approval; A decision was made that the remuneration to the the executive board should be set at 165,000 SEK for the chairperson and 82,500 SEK to the ordinary members, and that payment to the accountant shall continue according to current practice (current account).

Decided to re-elect executive board members: Anders Essen-Möller, Tord Lendau and Peter Rothschild. Leif Ek has declined re-election.

Decided on new election of: Associate Professor Björn O. Nilsson, Ph.D., 49 years old, is Associate Professor in biochemistry and has a long and broad experience in the biotechnology industry. Associate Professor Nilsson is Senior Vice President of Business Development for Biacore AB (publ). Nilsson has been associated to Diamyd Medical's executive board since 7th April 2005. Nilsson is also a member of IVA, chairperson of the biotchnology organisation Sweden-Bio, executive board member of the stock market listed company BioInvent and has recently left his position as CEO of the biotechnology company KaroBio AB (publ). Nilsson also has leadership experience form the Pharmacia group and Amersham Biotech. Holdings: 5 000 options 2004/07.

Decided on new election of: Lawyer Joseph Janes, 40 years old, Juris Doktor from Washington College of Law, Washington D.C.,USA. Between 1990-1991, Janes worked at the law firm Debandt, Van Hecht & Lagae in Brussels, Belgium, where Janes conducted further education in Comparative Law and European Union Law at the Universite Libre of Brussels. Thereafter Janes worked with Mergers and Acquisitions at two different American law firms and was resident in Brussels, Paris and Genevea. Janes started to work in 1995 for Medtronics european law department and was elected as General Counsel with responsibility for legal questions, mergers and acquisitions in Europe. Janes lives and works in the USA where among other things Janes is an adviser to "American fortune five hundred" companies.Holdings: 20 000 options 2004/07.

All decisions were made by a majority of the AGM. Tord Lendau was later re-elected as Chairperson of the executive board.

CEO Anders Essen-Möller presented the Company's activities and informed that:

- During the year the Company has commenced a Phase II clinical trial involving 70 children and juveniles with recent onset of Type 1 diabetes. The results are expected in August 2006.
- During the year the Company has commenced a Phase II/III clinical trial involving 160 type 2-diabetes patients. The results are expected in the second quarter of 2007.
- The Company will be launched at Level 1 of the American Depository Receipt (ADR) programme within the American OTC-market.
- Diamyd acquires Nurel Therapeutics Inc, an American biotechnology company. This acquisition will strengthen the synergy of Diamyd and Nurel, without having any major effect on Diamyd's financial position and burn-rate. A deeper analysis of the effects of the acquisition will be provided in the first quarterly report on January 20, 2006. Both Companies have expertise within diabetes and use the GAD protein as a basis for development of therapeutics. Together, Diamyd and Nurel will have a broad technology platform which reduces risks. The Nurel shareholders will receive approximately 223,208 type B Diamyd shares. Diamyd will also release a further approximate 110,000 Diamyd shares in order to free the loan that has hitherto financed Nurel's activities. Nurels furthest developed project is a gene therapy-based project for treatment of pain. The Company's first products: NG2 (HSV-GAD) and NPE2 (HSV-encephalin) deliver proteins to peripheral nerve cells and effectively reduce pain, as demonstrated in an approved animal model. The clinical programme is expected to commence in the beginning of 2007.

About Diamyd Medical:
Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B) and conducts therapeutic development based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD65 may have an important role in CNS-related disease states. GAD65 is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in three ongoing clinical trials of both Type 2 and Type 1 diabetes.

For further information, please contact:
For more information, contact:

European Investors
Diamyd Medical AB
Johannes Falk / Magnus Tholén,
Chief Information Officer / Chief Financial Officer
Tel: +46 (0) 8-545 654 25 /-26
Email: johannes.falk@diamyd.com

US Investors
The Global Consulting Group
Kathy Price / Emmanuelle Ferrer
Investor Relations
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (publ). Linnégatan 89B, SE-115 23 Stockholm, Sweden.
Phn: 08-661 00 26, fax: 08-661 63 68 or e-mail: info@diamyd.com. Corp. Id: 556530-1420.

This information includes statements concerning historical, present and forward-looking items and is to the "best of knowledge" of the management of Diamyd Medical and the actual status and results achieved by the Company may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from the Swedish originals. No guarantees are made that the translation is free from errors.


DIAMYD
MEDICAL


DIAMYD
MEDICAL

Press Release — Stockholm, November 25, 2005

Earlier reporting of results from Diamyd's diabetes clinical trial in juveniles in August 2006

Diamyd Medical (OMX: DIAM) develops a therapeutic, Diamyd™, of vaccine nature for treatment of diabetes. The therapeutic is designed to reduce the need for insulin injections and to eventually lead to cessation of the disease. Three clinical trials with Diamyd™ are currently conducted at 25 clinics throughout Sweden. The Company now estimates that it will be able to report the results from one of these trials in August 2006, which is one month earlier than previously announced.

"All 70 children have received full treatment and we now plan to report the results of this ground-breaking trial in August 2006 – a month earlier than previously announced", says CEO Anders Essen-Möller.

Symptoms of Type 1 diabetes (insulin-dependent diabetes) are often manifest in children as a significantly higher thirst. What has happened is that the patient's insulin-producing pancreatic beta cells have been destroyed through an autoimmune process. At the time when the patient first visits the hospital and is diagnosed only about 10-15% of their beta cells remain, and these will also succumb to the autoimmune process in time. The purpose of treatment with Diamyd™ is to save and allow these residual beta cells the possibility of regeneration.

The multicentre clinical trial is conducted at 8 Swedish diabetes clinics under the leadership of Professor Johnny Ludvigsson of Linköping University. The patients included in the trial encompass children and juveniles between 10-18 years old who have not been diagnosed as being diabetic for more than 1 year.

About Diamyd Medical:
Diamyd Medical is listed on the Stockholm Stock Exchange O-list (OMX: DIAM) and conducts development of therapeutics within the field of diabetes. The Company's furthest developed project is Diamyd™, which is currently used in three clinical trials involving both Type 1 and Type 2 diabetes patients attending 25 clinics throughout Sweden. Diamyd™ is based on Glutamic Acid Decarboxylase (GAD), the major autoantigen of autoimmune insulin-dependent diabetes.

Apart from GAD being an autoantigen for autoimmune diabetes, it is also a critical enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory neurotransmitter GABA. In this manner GAD probably has an important role in several movement related diseases such as Parkinsons. Assuming that Diamyd Medical's acquisition of the American biotechnology company Nurel is approved at the annual general shareholders meeting on December 12th, additional GAD- and Enkephalin-based projects within the fileds of diabetes and pain will be incorporated into the Company's pipeline. Furthermore, Nurel's platform technology for gene therapy could be utilised through licensing within several projects, such as Nurel's NIH-financed cancer project.

The annual general shareholders meeting will be held at 15.00 on December 12th at Salén Konferens & Matsalar, Aulan, Norrlandsgatan 15 in Stockholm. Shareholders can register for the meeting via www.diamyd.com

---

For further information, please contact:

Europe:
Johannes Falk
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

USA
Kathy Price / Emmanuelle Ferrer
The Global Consulting Group
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

This information includes statements concerning historical, present and forward-looking items and is to the "best of knowledge" of the management of Diamyd Medical and the actual status and results achieved by the Company may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from the Swedish originals. No guarantees are made that the translation is free from errors.


DIAMYD
MEDICAL



Press Release

Stockholm, November 22, 2005

DIAMYD ACQUIRES AMERICAN BIOTECHNOLOGY COMPANY NUREL THERAPEUTICS, INC

Stockholm, Sweden – 22 November 2005 – Diamyd Medical AB (OMX: DIAMB) today announced that it has agreed to acquire all of the outstanding shares in Nurel, a Pittsburgh PA-based biotechnology company. The merger is subject to approval by the board of directors of each company and their respective shareholders. The Diamyd Medical Board of Directors plans to request shareholder approval for the merger at the Annual General Shareholders Meeting on December 12th.

The merger is expected to close in mid-December 2005, creating a global biotechnology company focusing on the treatment of diabetes and its complications including chronic pain and neuropathy.

Diamyd Medical has valued Nurel at US$1.5 million. Nurel shareholders will receive a total of 223,208 Diamyd B shares. This reflects an assumed Diamyd B share value of SEK 55, or approximately a 15% premium above the November 21, 2005 closing price. In addition, the Company will issue another additional 110,000 Diamyd shares against convertible loans used previously to finance Nurel. In total this represents a dilution of about 4% to Diamyd shareholders. This merger will create strong synergies between Diamyd Medical and Nurel, while having little effect on Diamyd's financial position and burn rate.

"Diamyd Medical and Nurel are a natural strategic fit," said Anders Essen-Moller, Diamyd president and chief executive officer. "The combination of our businesses is extremely compelling for today's global biotechnology landscape and is consistent with Diamyd's strategy to increase its US presence." Anders Essen-Moller continues, "Both companies have demonstrated expertise in the area of diabetes, using the GAD protein as the focal point for developing our respective therapeutic treatments. As a combined entity, Diamyd and Nurel will have a broader disease technology portfolio, thereby reducing risk through diversification."

Michael Christini, president of Nurel added, "The combined portfolios will create a strong diabetes franchise aimed not only at treating diabetes with Diamyd's GAD 65 protein therapy but also in applying Nurel's GAD gene therapy to treat diabetes complications including peripheral nerve pain. We are enthusiastic for the synergies this merger will create and look forward to advancing the combined product portfolio through the clinic in both Europe and the U.S."

Additionally, under a long-term exclusive consulting role with Diamyd Medical, Joseph C. Glorioso, Ph.D., of the University of Pittsburgh, will draw upon decades of gene therapy and HSV delivery system experience to advise Diamyd's gene delivery program on all preclinical and clinical product development matters. Dr. Glorioso is the University of Pittsburgh, McElroy Professor and Chairman of the Department of Molecular Genetics, and Director of the Pittsburgh Molecular Medicine Institute. He is also the past President of the American Society for Gene Therapy and the founding U.S. editor of the journal Gene Therapy, a Nature Publishing Group publication.

"Having worked in the gene delivery field for more than 20 years, I am excited to become part of a company that will provide a unique understanding of the underlying biology and therapeutic potential for Nurel's GAD technologies" commented Joseph Glorioso, Ph.D. "We believe that the combined Diamyd – Nurel portfolio will have numerous applications, well beyond diabetes and pain therapies, and I personally look forward to

being a very integral member of the Diamyd team."

Currently, there is a major unmet need for a drug to treat chronic pain in patients suffering from diabetic neuropathy and spinal injury pain, and cancer pain.. Preclinical studies show efficacy in industry accepted animal models and Nurel plans to enter into phase I clinical trials within the next 18 months.

Nurel has identified two candidate molecules for the treatment of chronic pain: (1) GAD for treatment of chronic pain due to diabetes, and spinal cord injury; and (2) Enkephalin for cancer pain. These molecules will be delivered to patients with Nurel's proprietary gene delivery system, for which an extensive intellectual property portfolio has been licensed from the University of Pittsburgh.

Nurel has previously received convertible debt funding from Pittsburgh-based investment groups including UPMC Health Ventures, a venture fund owned by UPMC, the premier health system in Western Pennsylvania, USA. Nurel has also recently received convertible debt funding from Innovation Works, an economic development organization in Western Pennsylvania and has also received extensive company assistance from the Pittsburgh Life Sciences Greenhouse, a Western Pennsylvania public/private partnership that invests in and supports the growth of life sciences companies in the areas of: bioinformatics; bionanotechnology; diagnostics; medical devices; medical robotics; therapeutics; and tools and services.

Additional funding for Nurel's product portfolio was committed by the U.S. National Institutes of Health in the form of approximately $1.4 million in Federal grants to support GMP manufacturing and Phase 1 trials for NC3, a Nurel cancer product that targets the uniformly fatal disease Glioblastoma Multiforme. The first clinical trial for NC3 will be run at UPMC under a University of Pittsburgh IND and is anticipated to begin in early 2007.

The Diamyd Medical headquarters will remain in Stockholm, Sweden. Michael Christini, current President of Nurel, and a seasoned biotechnology industry executive and former practicing attorney with the U.S. National Institutes of Health, the U.S. Federal Trade Commission, and Cooley Godward LLP, a renowned U.S. biotechnology law firm, has entered a long-term employment contract as President of the Diamyd USA office in Pittsburgh, PA.

About Nurel Therapeutics
In 2003, Michael Christini and Joseph Glorioso founded Nurel, a biotherapeutic company that has developed an innovative new gene therapy platform that can be outlicensed for delivery of therapeutic molecules for a large variety of diseases. Nurel is pursuing development of proprietary therapeutics focused on treating pain including neuropathic pain that results from nerve damage due to diabetes or spinal cord injury and cancer pain; preventing nerve damage by protecting nerve fibers from the long term affects of diabetes, and an innovative therapy to treat glioblastoma and other cancers. Nurel's business model is based on out sourcing, similar to Diamyd. Therefore, very few persons are employed at Nurel.

Nurel is a specialty biotechnology company that is developing unique products to treat and manage pain and peripheral nerve damage. The Company's products use a proprietary drug-delivery technology derived from an engineered herpes simplex virus that provides gene-based medicine in a safe and effective manner. These products are designed to deliver therapeutic proteins for months following a single local injection into the peripheral nervous system.

Nurel's lead product is a novel gene-based therapeutic to provide pain relief following a single, local injection. The Company's first products, NG2 (HSV-GAD) and NPE2 (HSV-enkephalin) deliver therapeutic

proteins to the peripheral nerve cells and effectively reduces pain in industry-standard animal models. Clinical testing in humans suffering from chronic pain is scheduled to begin in 2007. Additional information regarding Nurel can be found at www.nureltx.com.

About Diamyd Medical:

About Diamyd Medical

Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B) and conducts therapeutic development based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD65 may have an important role in CNS-related disease states. GAD65 is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in three ongoing clinical trials of both Type 2 and Type 1 diabetes.

For further information, please contact:

European Investors:
Diamyd Medical
Johannes Falk,
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

US Investors:
The Global Consulting Group
Kathy Price / Emmanuelle Ferrer
Investor Relations
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Org. nr. 556530-1420.


DIAMYD
MEDICAL



Press Release

Stockholm, October 28, 2005

DIAMYD MEDICAL TO ESTABLISH LEVEL 1 AMERICAN DEPOSITORY RECEIPT PROGRAM

Diamyd Medical AB (OMX: DIAMB), today announced that it has accepted a proposal from The Bank of New York to establish a Level 1 American Depository Receipt (ADR) program. The establishment of this ADR program will facilitate the purchase of Diamyd Medical shares by United States investors.

This initiative is a logical extension of the Company's focus on its international development, and an appropriate vehicle to leverage the high awareness of and regard for diabetes and CNS-related diseases research generally, and the growing international interest in Diamyd Medical's product development plans specifically.

Anders Essen-Moller, president and chief executive officer, stated, "We are very excited to take this initial step in bringing the Diamyd Medical story to international investors. A vital part of our long-term strategy to enhance shareholder value is to improve liquidity and broaden and diversify our shareholder base by enhancing the Company's visibility in the world's largest capital market. The ADR program will help us capitalize on landmark achievements by making investing easier for existing and potential US investors."

About ADRs

ADRs are commonly used to facilitate the holding and trading by US investors securities in foreign companies not listed in the United States. An ADR is created when a broker purchases a company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary receipts may trade freely, just like any other security, in the over-the-counter (OTC) market.

About Diamyd Medical:

Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B) and conducts therapeutic development based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD65 may have an important role in CNS-related disease states. GAD65 is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in three ongoing clinical trials of both Type 2 and Type 1 diabetes.

For further information, please contact:

European Investors:
Diamyd Medical
Johannes Falk,
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: johannes.falk@diamyd.com

US Investors:
The Global Consulting Group
Kathy Price / Emmanuelle Ferrer

Investor Relations
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp ID: 556530-1420.

This information includes statements concerning historical, present and forward-looking items and is to the "best of knowledge" of the management of Diamyd Medical and the actual status and results achieved by the Company may differ materially from these statements. The Company assumes no obligation to update these statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. The Company's Press Releases, Quarterly Reports and Annual Reports ("Information") are translations from the Swedish originals. No guarantees are made that the translation is free from errors.


DIAMYD
MEDICAL



Press Release — Stockholm, October 27, 2005

DIAMYD MEDICAL RETAINS THE GLOBAL CONSULTING GROUP AS INVESTOR RELATIONS COUNSEL

Diamyd Medical AB (OMX: DIAMB), has retained The Global Consulting Group (GCG), a strategic consulting firm headquartered in New York, to provide investor relations and financial communications counsel.

"The Global Consulting Group ("GCG") was selected to represent Diamyd Medical after a thorough review of numerous candidates," said Anders Essen-Moller, President and Chief Executive Officer. "The firm's keen understanding of healthcare, its vast experience in servicing clients in the sector, and its ability to enhance shareholder value for its clients were the key reasons we selected them to assist us in our investor relations efforts. We believe that GCG's strong communications skills and impressive reputation of developing long-term relationships with the investment community will enable Diamyd to increase investor awareness and visibility in the U.S. and optimize shareholder value."

"We are excited to work with Diamyd Medical," stated Anne McBride, Vice Chairman, Global Investor Relations and Financial Communications for The Global Consulting Group. "Diamyd offers investors a unique opportunity to capitalize on global opportunities in the healthcare sector. Having worked closely with many successful international firms, we are confident we will expand the Company's shareholder base. "

About The Global Consulting Group
The Global Consulting Group (www.hfgcg.com), a wholly-owned subsidiary of Huntsworth PLC, is headquartered in New York, with offices in Chicago, Los Angeles, Sacramento, London, Edinburgh, Madrid, Brussels, Shanghai and Tel Aviv. The firm focuses on providing consulting services to privately-held and publicly-traded corporate clients in the area of financial /investor relations, corporate communications and public affairs.

About Diamyd Medical:
Diamyd Medical is registered on the Stockholm Stock Exchange O List (OMX: DIAM B) and conducts therapeutic development based on the GAD65 (gultamic acid decarboxylase) technology platform. GAD65 is an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD65 may have an important role in CNS-related disease states. GAD65 is also a target pancreatic beta cell autoantigen in autoimmune diabetes, such autoimmunity leading to development of insulin-dependence. Diamyd Medical's furthest developed project is Diamyd, which is currently employed in three ongoing clinical trials of both Type 2 and Type 1 diabetes.

For further information, please contact:
Diamyd Medical:
Johannes Falk
Chief Information Officer
Tel: +46 (0) 8-545 654 25
Email: Johannes.falk@dyamid.com

US Investors:
The Global Consulting Group

Kathy Price / Emmanuelle Ferrer
Tel: (646) 284-9430 / (646) 284-9421
Email: kprice@hfgcg.com / eferrer@hfgcg.com

This document contains certain statements about the world, history, the present and past. These statements should only be considered to reflect current views and plans. There is no guarantee as to their authenticity.


DIAMYD
MEDICAL



RECEIVED
2006 MAR 10 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release Stockholm, October 7, 2005

Diamyd™ - a novel treatment for 10% of all Type 2 diabetes patients – in a fully recruited Phase II/III trial

Diamyd Medical (OMX: DIAMB) develops, Diamyd™, for treatment of autoimmune Type 2 diabetes. The Company reports that all 160 patients in an ongoing Phase II/III clinical trial have been treated and thus included in the trial. The patients have been identified through routine blood analysis. An earlier Phase II clinical trial showed safety and efficacy during a 2 year period.

"It feels great that all patients have now been recruited and treated. This is a key study towards registration of Diamyd™. The results from the trial are expected during the second quarter of 2007. If the trial confirms the previous positive findings then Diamyd™ can be considered as being groundbreaking within diabetes care", says Dr. Ann-Sophie Bennet, Medical Director at Diamyd Medical AB.

Diamyd™ is intended for treatment of 10% of all Type 2 diabetes patients, who can be identified through routine blood analysis. This analysis reveals if the patient has antibodies specific for the insulin-producing pancreatic beta cells, and is used in many hospitals throughout the world today.

The clinical trial is a randomized, double-blind and placebo-controlled study and includes 160 Type 2 diabetes patients with GAD65-specific antibodies. The test group (80 patients) receive two treatments with a 20µg dose of Diamyd (GAD65 formulated in alum) with a 30 day interval. The placebo group receives the same formulation without GAD65. The aim of the clinical trial is to confirm the ability of the therapeutic to inhibit the autoimmune attack that leads to destruction of the insulin-producing pancreatic beta cells.

The clinical trial is conducted at 17 clinics throughout Sweden under the leadership of Professor Carl-David Agardh of University Hospital MAS in Malmö.

Type 2 diabetes is characterized by chronic elevated blood sugar levels, caused by an increasing insensitivity to insulin which cannot be compensated for by production of more insulin (hyperproduction) by the patients' beta cells. As a result of this increased activity the beta cells die of exhaustion, and during this process GAD65, along with otherwise sequestered beta cell components, is processed and presented to immunocompetent cells. This immune activation can lead to a self-directed autoimmune process which attacks and destroys the remaining beta cells.

The number of persons worldwide with diabetes within the ages of 20-79 is estimated at 194 million. The number of diabetes patients is expected to increase to 330 million by 2025 (source: International Diabetes Federation). The overwhelming majority of these have Type 2 diabetes, while an unrecognized equal number of individuals will begin to develop high blood sugar levels (pre-diabetes). The cost for diabetes in the western world approximates to 7% of the total healthcare budget, or over 100 billion USD in the USA alone.

About Diamyd Medical:
Diamyd Medical is registered on the Stockholm Stock Exchange O list (OMX: DIAM B) and conducts

therapeutic development based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD65 has an important role in CNS-related diseases states. GAD65 is a target pancreatic beta cell autoantigen, such autoimmunity leading to development of insulin-dependent diabetes. Diamyd Medicals furthest developed project is Diamyd™, which is currently employed in three ongoing clinical trials of both Type 2 and Type 1 diabetes.

For further information, please contact:
Johannes Falk, Chief Information Officer
Tel. +46 (0) 8-661 00 26
Direct tel. +46 (0)8-545 654 25
Mobile: +46 (0)708 53 46 00

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Org. nr. 556530-1420


DIAMYD
MEDICAL

DIAMYD
MEDICAL

Quarterly Report 3 Stockholm 29th July, 2005

Nine-Month Report for Diamyd Medical AB (publ)

1st September 2004 – 31st May 2005

- Sales: 493,100 SEK (1,283,000 SEK)
- Liquid assets: 124.6 M SEK (11.4 M SEK) as of 31st May 2005
- Net balance: -25.3 M SEK (-10.7 M SEK)
- Share price -3.0 SEK (-2.3 SEK)
- Treatment of the 70 juveniles who participate in the Company's Phase II clinical trial of Type 1 diabetes has been completed. The preliminary results are estimated to be presented at the European Diabetes Congress (EASD) in September 2006.
- Diamyd™ scientific study published in the *Journal of Diabetes and its Complications*. The article reports the positive results of the preparation regarding safety and efficacy.

Events during the period

Ongoing clinical studies – Type 1 diabetes

Diamyd Medical is conducting a Phase II clinical trial with Diamyd™ encompassing 70 children and youths with Type 1 diabetes. The purpose of this juvenile diabetes study is to investigate if treatment with Diamyd™ can slow destruction of the patient's remaining insulin-producing beta cells.

Professor Johnny Ludvigsson of Linköping University heads the trial, which involves 7 diabetes clinics throughout Sweden.

All patients have completed treatment during the quarter. Preliminary results from the double-blind, randomized and placebo-controlled trial are estimated to be presented at the European Diabetes Congress (EASD) in September 2006.

Ongoing clinical studies – Type 2 diabetes

Diamyd Medical is also conducting a Phase II/III clinical trial with Diamyd™ in 160 patients with Type 2 diabetes and antibodies against GAD (LADA patients), of which about 90% have been treated. The purpose of this study is to confirm the positive effect that Diamyd™ had in an earlier Phase II clinical trial, in which two immunizations of Diamyd™ led to significantly improved insulin production and HbA1c levels. The trial is headed by Professor Carl-David Agardh of Malmö University Hospital and involves 15 different diabetes clinics throughout Sweden.

Events subsequent to close of the period

Diamyd™ study published

Professor Carl-David Agardh of Malmö University Hospital has published six month data from Diamyd Medical's previous Phase II clinical trial in the *Journal of Diabetes and its Complications* (19, 2005, pp.238-246). The double-blind, randomized and placebo-controlled trial encompassed 47 patients with Type 2 diabetes and GAD antibodies, as previously reported. Professor Agardh considers that the study gives good support that

Diamyd™ is safe to administer at doses up to 500 micrograms on four separate occasions, in addition to that both c-peptide levels and induction of regulatory T cells were significantly improved in patients receiving two doses of the 20 microgram Diamyd™ dose. The Company has also previously reported that this positive effect of Diamyd™ has lasted for at least 2 years.

Researchers report that GAD gene therapy has potential in alleviation of pain

GAD (glutamic acid decarboxylase) has been reported to have potential as a treatment for pain and neuropathy, which are common complications of diabetes and cancer. Researchers at Ann Arbor Healthcare System and the University of Michigan have developed a preclinical gene therapy system with GAD with the purpose of blocking the nerve impulses that lead to pain during neuropathy. The results were published in the July edition of the *Annals of Neurology*.

GAD even has a potential role in treatment of a number of other neuroinflammatory conditions such as Parkinson's disease. Neurologix, Inc., is an American company that has conducted a Phase I clinical trial with GAD in 11 Parkinson's patients. The Company is discussing potential collaboration regarding GAD gene therapy of Parkinson's disease as Diamyd Medical has exclusive patent rights to the GAD65 gene.

Economic development during the period

Sales

Sales during the period amounted to 493,000 SEK compared with 1,281,000 SEK during the same period last year. Sales primarily regard diagnostic kits and GAD protein to academic researchers.

Costs

The costs for the Group amounted to 29.5 M SEK (13.3 M SEK) during the period. The increase in costs was due to commencement of the two clinical trials, including new recruitment of personnel, and costs of process development of the therapeutic.

Balance

The net balance for Group for the nine-month period amounted to -25.3 SEK (-10.7 M SEK). This deterioration of the balance was due to commencement of the two clinical trials, including new recruitment of personnel, and costs of process development of the therapeutic.

Financial position and liquidity

The group's liquid assets amounted to 124.6 SEK as of 31st May 2005 (11.4 M SEK). Considering current costs, balance level and cash flow these funds are estimated to last through December 2007.

Investments

No important investments were made during the period.

Change in capital

As of 31st May 2005 the Group's capital amounted to 126.5 SEK (13.8 M SEK), giving a solvency of 94.1% (80.6 %).

Personnel

The Company had seven (five) employees as of 31st May 2005.

Parent Company

The Parent Company's net turnover amounted to 0 SEK as all sales are conducted in the subsidiary company. The balance before balancing of the books and tax amounted to -2.6 M SEK. The period's investments was 0 SEK.

IAS/IFRS

Next financial year Diamyd Medical will report according to the new accounting IFRS principles, and this will occur for the first time next calendar year. Diamyd Medical is identifying the significant differences between

IFRS and the accounting procedures which have been used in accounts for the Company according to good accounting practice in Sweden. Diamyd Medical's preliminary evaluation based on the IFRS/IAS recommendations which are now 'endorsed' by the EU are that these differences will not have a significant effect on the Company other than regarding form, key ratios as well as supplementary disclosures.

Important events after closure of the period

No other important events have occurred.

Group's Income Statement

SEK '000

		3 month Mar - May 2004-2005	3 month Mar - May 2003-2004	9 month Sep-May 2004-2005	9 month Sep-May 2003-2004	12 month Sep-Aug 2003-2004
Operating Income						
Net sales	note 1	151	385	493	1,281	1,730
Other income		-	-	-	870	873
Total Income		**151**	**385**	**493**	**2,151**	**2,603**
Operating Costs	note 2					
Raw materials and supplies		-45	-134	-354	-607	-795
Research and development		-7,836	-609	-17,312	-3,638	-4,165
Patents		-354	-233	-1,177	-1,411	-1,396
Personne		-2,276	-1,288	-6,659	-3,971	-6,077
Other external costs		-1,083	-1,399	-3,384	-2,990	-6,224
Depreciation patents		-190	-190	-570	-570	-760
Depreciation equipment		-39	-31	-116	-89	-123
Total Operating Loss		**-11,823**	**-3,884**	**-29,572**	**-13,276**	**-19,540**
Operating Loss		**-11,672**	**-3,499**	**-29,079**	**-11,125**	**-16,937**
Financial Income and Expense						
Dividend from associated company		-	-	-	-	-
Earnings from other securities		-	-	-	-	95
Interest income		985	33	3,799	402	860
Interest expenses		-	-1	-23	-7	-8
Total Financial Income and Expense		**985**	**32**	**3,776**	**395**	**947**
Loss after Financial Income		**-10,687**	**-3,467**	**-25,303**	**-10,730**	**-15,990**
Net Loss for the Period		**-10,687**	**-3,467**	**-25,303**	**-10,730**	**-15,990**

Group's Balance Sheet

SEK '000

		May 31 2005	May 31 2004	Aug 31 2004
Assets				
Subscribed but unpaid capital		-	-	475
Fixed Assests				
Intangible assets		1,489	2,250	2,060
Tangible assets		252	260	337
Financial assets		800	800	800
Total Fixed Assets		**2,541**	**3,310**	**3,197**
Current Assets				
Inventory		33	87	90
Current Receivables				
Accounts receivable		283	629	501
Other receivables		3,117	48	846
Prepaid tax		162	761	112
Prepaid expenses and accrued income		3,650	909	1,152
Total Current Receivables		**7,212**	**2,347**	**2,611**
Short-term investments		94,266	4,501	89,608
Cash and bank balances		30,342	6,872	61,730
Total Current Assets		**131,853**	**13,807**	**154,039**
Total Assets		**134,394**	**17,117**	**157,711**
Liabilities and Shareholders' Equity	note 3			
Shareholders' Equity				
Capital stock		8,418	4,629	8,345
Restricted reserves		158,121	131,908	157,979
Non-restricted reserves		-14,754	-112,004	1,264
Loss for the period		-25,303	-10,730	-15,990
Total Shareholders' Equity		**126,482**	**13,803**	**151,598**
Long-term Liabilities		**768**	**768**	**768**
Current Liabilities				
Accounts payable		1,042	1,648	1,973
Other short-term liabilities		726	329	586
Accrued expenses and deferred income		5,378	569	2,780
Total Current Liabilities		**7,146**	**2,546**	**5,339**
Total Shareholders' Equity and Liabilities		**134,396**	**17,117**	**157,711**
Assets pledged		-	-	-
Contingent liabilities		-	-	-

Changes in Shareholders' Equity (the Group)

SEK '000

	3 month Mar - May 2004-2005	3 month Mar - May 2003-2004	9 month Sep-May 2004-2005	9 month Sep-May 2003-2004	12 month Sep-Aug 2003-2004
Shareholders' equity at the start of the period	137,169	17,270	151,598	23,867	23,867
Paid for not-registered share capital	-	-	-	632	-
Translation difference	-	-	187	34	41
New share issue	-	-	-	-	-
Earnings for the period	-10,687	-3,467	-25,303	-10,730	-15,990
Shareholders' Equity at the end of the period	**126,482**	**13,803**	**126,482**	**13,803**	**151,598**

Cash Flow Analysis (the Group)

SEK '000

	3 month Mar - May 2004-2005	3 month Mar - May 2003-2004	9 month Sep-May 2004-2005	9 month Sep-May 2003-2004	12 month Sep-Aug 2003-2004
Operations					
Operating loss	-11,672	-3,499	-29,079	-11,125	-16,937
Interest received	985	39	3,799	536	860
Interest paid	-	-7	-23	-141	-8
Dividends received	-	-	-	-	95
Adjustment for items that are not apart of the cash flow					
Deperication and write-downs	229	221	686	659	883
Dissolution of debts	-	-	-	-495	0
Other items not included in the cash flow	-	-	-	-870	0
Taxes paid	-33	-121	-81	-573	197
Cash Flow from Operations before Changes in Working Capital	**-10,491**	**-3,367**	**-24,698**	**-12,009**	**-14,910**
Increase (-) decrease (+) inventory	0	-12	57	24	23
Increase (-) decrease (+) receivables	-2,079	331	-3,973	724	-769
Increase (+) decrease (-) liabilities	-1,955	-1,781	1,827	-2,559	-1,129
Total Cash Flow from Operations	**-14,525**	**-4,829**	**-26,787**	**-13,820**	**-16,785**
Investment Activity					
Investment in intangible assets	-	-	-	-	-
Investments in tangible assets	4	-20	-20	-99	-210
Cash Flow from Investment Activity	**4**	**-20**	**-20**	**-99**	**-210**
Financing Activity					
New share issue	-	272	-	632	142,486
Paid unregistered shareholders' equity	-	-	-	-	1,194
Cash Flow from Financing Activity	**-**	**272**	**-**	**632**	**143,680**
The Period's Cash Flow	**-14,521**	**-4,577**	**-26,807**	**-13,287**	**126,685**
Liquid funds* at the beginning of the period	139,168	15,949	151,338	24,682	24,682
Exchange rate differences in liquid funds	-39	1	77	-22	-29
Liquid Funds at the ebd of the Period	**124,608**	**11,373**	**124,608**	**11,373**	**151,338**

*Liquid funds refer to cash and bank balances as well as short-term investments.

Accounting Principles

The Group's accounting methods conform to current legislation and the recommendations and statements of the Swedish Financial Accounting Standards Council and the three-monthly reports have been prepared according to FASC 20. The Group has prematurely implemented the recommendations that began to apply from January 1st 2004 (FASC 29). The recommendations adopted on pensions have not had any effect on the Company's earnings and status when compared with previously implemented principles. The new recommendations have affected the description of the accounting principles applied when compared with earlier annual reports submitted.

Notes

Note 1 – Net Sales

* *No current sales of Diamyd™.*

Note 2 – Operating costs

Operations report a loss. Tax costs are not expected. Deficit costs are guarded at 0 SEK.

Note 3 – Shareholders' Equity and Liabilities

No Company debts charges interest.

Key Ratios

	3 mån mar - maj 2004-2005	3 mån mar - maj 2003-2004	9 mån sep-maj 2004-2005	9 mån sep-maj 2003-2004	12 mån sep-aug 2003-2004
Return on equity, %	-8.1	-22.5	-18.2	-57.0	-18.2
Return on capital employed, %	-8.1	-21.4	-18.1	-54.7	-18.2
Return on total assets, %	-7.6	-17.7	-17.3	-44.4	-16.9
Equity per share, SEK	15.0	3.0	15.0	3.0	18.2
Equity per share after dilution, SEK	14.8	2.8	15.0	2.8	27.4
Cash flow per share, SEK	-1.7	-1.0	-3.2	-2.9	26.2
Equity ratio, %	94.1	80.6	94.1	80.6	96.1
No. of shares	8,418,043	4,628,577	8,418,043	4,628,577	8,345,480
No. of shares, average	8,418,043	4,628,577	8,418,043	4,621,927	5,542,492
No. of shares after dilution	8,534,142	4,905,347	8,438,809	4,917,738	5,542,492

Definitions

Return on equity: The period's earnings in relation to the average shareholders' equity.

Return on capital employed: The period's earnings after financial income and expenses plus financial expenses in relation to the average capital employed.

Capital employed: The average total capital employed with deductions for the average of non-interest bearing payables.

Earnings from total capital employed: The period's earnings after financial income and expenses plus financial expenses in relation to the average total capital employed.

Stockholders' equity per share: Shareholders' equity divided by the number of shares at the end of period.

Stockholders' equity per share after dilution: Shareholders' equity divided by the number of shares after dilution.

Cash flow per share: Cash flow divided by the average number of shares.

Equity ratio: Shareholders' equity in relation to total capital employed.

Earnings per share: The period's earnings divided by the average number of shares

Earnings per share after dilution: The period's earnings divided by the number of shares after dilution. As the Company is in a loss-making situation the average number of shares is used however as no improvement of earnings per share is allowed according to RR 18.

Average number of shares: The weighted number of shares during the period taking new share issues during the period into account.

Number of shares after dilution: Number of shares at the end of the period taking into account the dilution effect of outstanding subscription options.

Stockholm, July 29, 2005

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's auditors.

Future Dates for Financial Information

Interim Report	October 26, 2005
Annual Shareholders' Meeting	December 12, 2005

Diamyd Medical's financial information is available at: www.diamyd.com

* * *

About Diamyd Medical

Diamyd Medical's business idea is to use its skills and network of contacts within immunology, biotechnology and business development to identify and develop pharmaceutical projects up to and including clinical trials. The project will then be sold or licensed to a major pharmaceutical company for continued commercialization. The development and marketing of related diagnostic tests and substances can be of interest to promote contacts with researchers and to prepare the market for the impending pharmaceutical.

Diamyd Medical's development strategy has been, since the company started, to outsource parts of its organization, that is, external expertise is contracted for certain well-defined tasks aimed at giving immediate access to experts and plants and thereby maintain a high pace of development.

The Group consists of the parent company Diamyd Medical AB (publ), the wholly owned subsidiaries Diamyd Therapeutics AB, Diamyd Diagnostics AB and Diamyd Inc. Furthermore, Diamyd Medical owns 19% of the Uppsala, Sweden company Mercodia AB, which develops and markets diagnostic kits for autoimmune disease.

Diamyd shares (DIAM b) are traded on the OMX bourse's O-list.

Diamyd Medical's web site at www.diamyd.com

For further information contact: CIO, Johannes Falk or CFO Magnus Tholén Svensson, Diamyd Medical AB (publ). Org. nr. 556530-1420. Linnégatan 89B, plan 5, SE-115 23 Stockholm, Sweden. Tel: +46 8-661 00 26, fax: +46 8-661 63 68 or info@diamyd.com

* * *


DIAMYD
MEDICAL

Press Release — Stockholm, June 3, 2005

DIAMYD'S GAD GENE IS A POTENTIAL THERAPEUTIC FOR REDUCING PAIN ASSOCIATED WITH DIABETES NEUROPATHY AND CANCER

Diamyd Medical AB (OMX: DIAM B) reports that the GAD gene can potentially be used for treatment of pain and neuropathy – common complications of diabetes and cancer. Diamyd Medical has an exclusive license for the GAD65 gene from the University of California in Los Angeles.

The University of Michigan Health System writes in a press release that researchers at Ann Arbor Healthcare System and the University of Michigan have developed a GAD-based system for blockade of nerve signals which cause pain associated with neuropathy. The results, published in the June edition of Annals of Neurology, demonstrate that gene therapy with GAD (glutamic acid decarboxylase) has been successfully employed to inhibit pain in an animal model. The researchers are apparently now planning to test this application in a Phase I clinical trial with cancer patients.

Neuropathy is a common complication associated with many diseases. Neuropathy is damage to elements of the nerve system which is often associated with severe pain.

Using a common but harmless Herpes virus as vector, the GAD gene is delivered to nerve ganglia near the spinal cord. While the vector remains in the ganglia, the product of the expressed GAD gene, the GAD enzyme, is transported to the nerve terminals where it triggers production of the potent inhibitory neurotransmitter GABA.

"We will now contact the researchers in the USA to learn in more detail precisely what has been done and to discuss potential future development. If it is the case that our GAD can be used to develop a therapeutic agent against pain, this can be very significant for the company, as our licensed patent rights give us protection for use of the GAD65 gene until 2021 in the USA", says Anders Essen-Moller, CEO in Diamyd Medical.

About Diamyd Medical:
Diamyd Medical is listed on the O-List of the Stockholm Stock Exchange (omx: DIAM B) and conducts selected pharmaceutical development based on the GAD (glutamine acid decarboxylase) technology platform. GAD is an important enzyme regulating the balance between excitatory and inhibitory neurotransmittors and is also one a target antigen in autoimmune diabetes. Diamyd Medical's most advanced project is the diabetes vaccine Diamyd™, for which three clinical trials are currently in progress. Further information is available at www.diamyd.com.

For further information, please contact:
Johannes Falk, Chief Information Officer
Phn. 08-661 00 26
Direct Phn. 08-545 654 25
Cell Phn: 0708 53 46 00
E-mail: johannes.falk@diamyd.com

Diamyd Medical AB, Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Phn: +46-8-661 00 26, fax: +46-8-661 63 68 or e-mail: info@diamyd.com. Corp. Id: 556530-1420.


DIAMYD
MEDICAL



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Press Release

Stockholm, May 13, 2005

Diamyd was wise to license GAD-technology for neurological therapeutics says UCLA professor

Diamyd Medical is the exclusive therapeutic licensee to UCLA's patents covering the GAD65 gene and is currently conducting three clinical studies with its diabetes vaccine Diamyd. As GAD regulates the balance between the excitatory and inhibitory neurotransmittors Glutamate and GABA, it may also play major roles in several neurological diseases including Parkinson´s disease. Neurologix Research Inc is announcing near completion of a phase I safety trial in 12 Parkinson patients using GAD-gene therapy.

"It is exciting to see UCLA's GAD technology applied therapeutically to CNS disease by companies such as Neurologix. Diamyd Medical did the right thing when they signed up for the exclusive rights for this technology" says professor Allan Tobin, Managing Director of MRSSI and Senior Scientific Advisor to the High Q Foundation, New York; former Director of the UCLA Brain Institute; and member of Diamyd Medical's Scientific Advisory Board.

New Orleans, Neurologix's scientific co-founder, Dr Kaplitt, informed that Neurologix' phase I clinical trial using GAD-gene therapy in 12 patients with advanced disease nears completion. To date 11 patients have been treated and there has been no evidence of any treatment-related adverse effects.

The Neurologix Phase I trial, which is the first FDA-approved clinical trial to test gene therapy to treat Parkinson's disease. The 12 patients participating in the trial have been diagnosed with advanced Parkinson's disease and do not adequately respond to current medical therapies.

"Neurologix is aware of Diamyd's exclusive rights to the GAD65 gene for therapeutic use. Should GAD gene therapy for Parkinson's disease succeed this is good news for Diamyd Medical. Diamyd Medical is independently conducting certain preclinical studies to access safety and efficacy of GAD-therapy in the neurological field. It is also interesting to note that it was announced earlier this month that one of our shareholders, Medtronic Inc, increased its equity investment in Neurologix by $ 2million, says Anders Essen-Moller, CEO of Diamyd Medical.

About Diamyd Medical:
Diamyd Medical is listed on the O-List of the Stockholm Stock Exchange (omx: DIAM B) and conducts selected pharmaceutical development based on the GAD (glutamine acid decarboxylase) technology platform. GAD is an important enzyme regulating the balance between excitatory and inhibitory neurotransmittors and is also one a target antigen in autoimmune diabetes. Diamyd Medical's most advanced project is the diabetes vaccine Diamyd™, for which three clinical trials are currently in progress. Further information is available at www.diamyd.com.

For further information, please contact:
Diamyd Medical AB
Johannes Falk, Chief Information Officer
Tel. 08-661 00 26
Direct phn. 08-545 654 25

Mobile: 0708 53 46 00
E-mail: johannes.falk@diamyd.com

This document contains certain information about the general situation, the past, present and the future. This information should be considered as reflecting current understandings, opinions and plans. No guarantees are given or implied that these are correct. Please note that this press release was released in Swedish language. No guarantee can be given that translational errors are not included.


DIAMYD
MEDICAL



Press Release — Stockholm, May 10, 2005

All patients in Diamyd's child clinical trial have received full treatment

Diamyd Medical (OMX: DIAM B) develop a therapeutic of vaccine type, Diamyd™, for treatment of diabetes. The preparation is tested among others in a child-and-adolescent clinical study of Type 1 diabetics. The Contract Research Organisation Clinical Data Care AB report that all 70 children and adolescents have now been fully treated. The results from the trial are expected in the third quarter of 2006.

The purpose of this study is to investigate whether two injections with Diamyd™ can halt the destruction of the remaining insulin-producing pancreatic beta cells that is ongoing in these patients.

About Diamyd Medical:
Diamyd Medical is listed on the O-List of the Stockholm Stock Exchange (omx: DIAM B) and conducts selected pharmaceutical development based on the GAD (glutamine acid decarboxylase) technology platform. GAD65 is one of the target molecules when the immune system becomes "autoimmune" and attacks the beta cells of the pancreas, leading to insulin-dependent diabetes. Diamyd Medical's most advanced project is Diamyd™, for which three clinical trials are currently in progress. Further information is available at www.diamyd.com.

For further information, please contact:
Diamyd Medical AB
Johannes Falk, Chief Information Officer
Tel. 08-661 00 26
Direkt tel. 08-545 654 25
Mobile: 0708 53 46 00
E-mail: johannes.falk@diamyd.com.

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Phn: 08-661 00 26, fax: 08-661 63 68 or e-mail: info@diamyd.com. Corp. Id: 556530-1420.





Press Release

Stockholm, May 9, 2005

Explanation

Several shareholders have asked for a comment regarding Director of Research and Development John Robertson's sale of 20,000 Diamyd shares last week. CEO Anders Essen-Möller's comment is that this sale was stimulated due to Robertson recently having been informed that he will be fined 90,000 SEK by Finansinspektionen due to him not having reported conversion of his options to shares (conversion of 46,652 options cost of 856,530 SEK). In order to finance this transaction Robertson had taken out a bank loan. Robertson had to sell in order to be able to provide the intended fine, as well as pay the outstanding bank loan and tax duties for the current share sale. Robertson, who has appealed the fine, says: "It is unfortunate that I needed to sell some of my Diamyd shares at this time due to private economic reasons."

John Robertson's current duties as the Director of Research and Development are process development and manufacture of Diamyd™. Dr. Ann-Sophie Bennet is Director of Clinical Studies and responsible for clinical development. Anders Essen-Möller is CEO and responsible for partnership negotiation and other business development tasks.

About Diamyd Medical:

Diamyd Medical is listed on the O-List of the Stockholm Stock Exchange (omx: DIAM B) and conducts selected pharmaceutical development based on the GAD (glutamine acid decarboxylase) technology platform. GAD65 is one of the target molecules when the immune system becomes "autoimmune" and attacks the beta cells of the pancreas, leading to insulin-dependent diabetes. Diamyd Medical's most advanced project is Diamyd™, for which three clinical trials are currently in progress. Further information is available at www.diamyd.com.

For further information, please contact:

Diamyd Medical AB
Johannes Falk, Chief Information Officer
Tel. 08-661 00 26
Direct tel. 08-545 654 25
Mobile: 0708 53 46 00
E-mail: johannes.falk@diamyd.com.

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Phn: 08-661 00 26, fax: 08-661 63 68 or e-mail: info@diamyd.com. Corp. Id: 556530-1420.




DIAMYD
MEDICAL

Quarterly Report 2 Stockholm April 20, 2005

Six-Month Report for Diamyd Medical AB (publ)

September 1, 2004 – February, 28 2005

- Sales: SEK 342,000 (896,000)
- Liquid assets: SEK 139.2 million (15.9 million) as of February 28, 2005
- Earnings: SEK -14.6 million (–7.3 million)
- Earnings per share: SEK -1.7 (–1.6)
- A Phase II study with children and young people with Type 1 diabetes was started during the period. All the patients have now been vaccinated. The study will run until August 2006.
- Recruitment is continuing for an ongoing study of 160 people with Type 2 diabetes. The study will run until March 2007.
- Björn Nilsson, Ph.D., chairman of the SwedenBio organization, has been co-opted to the Board of Diamyd.

Events During the Period

Clinical Studies – Type 1 Diabetes

The Medical Products Agency in Uppsala, Sweden and the Regional Ethics Committee in Linköping, Sweden have approved a Phase II study involving 70 children and young people who have recently developed insulin-dependent Type 1 diabetes. The aim of the study is to investigate if remaining insulin-producing beta-cells can be saved by two injections of Diamyd™. The study is being carried out by Clinical Data Care AB under the leadership of Professor Johnny Ludvigsson, Linköping University. The trial is being carried out at a number of clinics in Sweden.

Clinical Studies – Type 2 Diabetes

The first study, which was carried out on 47 LADA patients, is now being followed up. Positive 6, 12 and 24 month results have been reported from one of the groups that received four doses both in terms of insulin secretion, sugar levels and regulatory lymphocytes. Independent scientific articles show that retention of the patient's ability to produce insulin improves the prognosis for avoiding the development of complications from diabetes.

The Company is also carrying out an extensive Phase II/III study with the diabetes pharmaceutical Diamyd™ on 160 patients with Type 2 diabetes and antibodies against GAD (LADA patients). The recruitment and vaccination of patients is ongoing. The aim with the double blind and placebo controlled study, which is being carried out at fifteen clinics in Sweden, is to establish the ability of Diamyd™ to decrease the autoimmune attack that results in insulin-dependent diabetes.

Annual General Meeting

The Company announced at the Annual General Meeting on December 10, 2004 that it has been strengthened both organizationally and financially. The successful results of the first Phase II study with the diabetes

pharmaceutical Diamyd™ were presented. The Meeting decided to reelect Leif Ek, Anders Essen-Möller, Tord Lendau and Peter Rothschild to the Board. Maria Chambers declined reelection. The Meeting decided to adopt the earnings statement and the balance sheet for the parent company and the Group, to carry the accumulated deficit forward as recommended by the Board, to discharge the Board and CEO from liability and not to pay any dividend for the fiscal year 2003/04. The Board's proposal to make a decision on a capital rights issue of 200,000 promissory notes with detachable options was approved. The issue price when subscribing for new shares supported by an option is to be SEK 50 and the program expires in December 31, 2007. The options are to be sold at the market price to the staff, the management, the Board and others or to companies that have a significant relationship with the Company. At the constituting Board meeting following the Annual General Meeting, Tord Lendau was reelected as the chairman of the Board.

Significant Events after the end of the Report Period

Clinical Studies – Type 1 Diabetes

A Phase II study with the diabetes vaccine Diamyd™ involving 70 children and young people who have recently developed insulin-dependent diabetes was approved by the Medical Products Agency during the period. All the patients have been vaccinated. The study will run until August 2006.

Clinical Studies – Type 2 Diabetes

Recruitment continues for the ongoing study of 160 Type 2 diabetes patients. It is expected that all the patients will have been treated by August 2005 and that the study will be completed by March 2007.

Björn Nilsson Joins the Board

Björn Nilsson, Ph.D., chairman of the SwedenBio organization, member of the Board of BioInvent AB, and former CEO of KaroBio AB, has been co-opted to the Board. The aim is to propose that he become an ordinary member of the Board at the next Annual General Meeting in December 2005.

Financial Developments During the Period

Sales

Sales during the period were SEK 342,000 compared to SEK 896,000 during the same period last year. To prepare the market for the upcoming pharmaceutical Diamyd™, the Company has adopted the strategy of selling the pharmaceutical's active substance, the GAD protein, as well as diagnostics to researchers and laboratories. Sales fluctuate from quarter to quarter.

Costs

The Group's costs during the period were SEK 17,749,000 (9,392,000). This increase is for the most part due to the start of the two new clinical studies.

Earnings

Earnings for the Group after net interest expenses for the quarter were SEK -14,616,000 (–7,263,000). The decrease was due to the start of the two new clinical studies.

Financial Status and Liquidity

The Group's liquid assets were SEK 139.2 million as of February 28, 2005 (15.9 million). These funds are expected to last until the end of December 2007.

Investments

No significant investments were made during the period.

Changes in Shareholder Equity

The Group's shareholder equity as of February 28, 2005 was SEK 137.2 million (17.0 million), which gives an equity ration of 93.7 % (76.9 %).

Staff

The Company had a staff of seven (five) as of February 28, 2005.

Parent Company

The parent company's net turnover was SEK 0 (0) as all sales are made through the subsidiaries. Earnings before balance sheet allocations and taxes were SEK 1,927,000 (-503,000). The period's investments were SEK 0 (0). The change in liquid assets was SEK -5.6 million (-8.4 million).

Market Capitalization

Diamyd Medical's total market capitalization was SEK 381.3 million at the end of the period compared with SEK 347.1 million as of February 28, 2004.

Development of the Share Price

As of February 28, 2005 the number of outstanding shares was 8,418,043 of which 471,200 were A-shares and 7,946,843 were B-shares. The highest price paid during the period was SEK 50 (92) and the lowest SEK 36.20 (62.50).

IAS/IFRS

As Diamyd Medical has a split fiscal year, the Company will first report according to the new IFRS accounting rules in the next fiscal year beginning September 1, 2005. Diamyd Medical does not expect the transition to have any significant effect on the Group's accounting other than the layout and the supplementary disclosures.

Significant Financial Events after the End of the Period

There are no significant events after the end of the period.

Group's Income Statement

SEK '000

		3 month Dec - Feb 04-05	3 month Dec - Feb 03-04	6 month Sep - Feb 04-05	6 month Sep - Feb 03-04	12 month Sep -Aug 03-04
Operating Income						
Net sales	note 1	175	456	342	896	1 730
Other income		-	70	-	870	873
Total Income		**175**	**526**	**342**	**1 766**	**2 603**
Operating Costs	note 2					
Raw materials and supplies		-74	-144	-309	-473	-795
Research and development		-5 705	-2 598	-9 476	-3 029	-4 165
Patents		-466	-886	-823	-1 178	-1 396
Personnel		-2 114	-906	-4 383	-2 683	-6 077
Other external costs		-1 452	-620	-2 301	-1 591	-6 224
Depreciation patents		-190	-190	-380	-380	-760
Depreciation equipment		-38	-28	-77	-58	-123
Total Operating Costs		**-10 039**	**-5 372**	**-17 749**	**-9 392**	**-19 540**
Operating Loss		**-9 864**	**-4 846**	**-17 407**	**- 7626**	**-19 540**
Financial Income and Expense						
Dividend from associated company		-	-	-	-	95
Interest income		2 250	150	2 814	369	860
Interest expenses		-	-1	-23	-6	-8
Total Financial Income and Expense		**2 250**	**149**	**2 791**	**636**	**947**
Loss after Financial Income		**-7 614**	**-4 697**	**-14 616**	**-7 263**	**-15 990**
Net Loss for the Period	note 3	**-7 614**	**-4 697**	**-14 616**	**-7 263**	**-15 990**
Earnings per share, SEK		-0,9	-1,0	-1,7	-1,6	-3,0
Earnings per share after dilution, SEK		-0,9	-1,0	-1,7	-1,6	-3,0
Number of shares		8 418 043	4 628 577	8 418 043	4 628 577	8 345 480
Average number of shares		8 418 043	4 621 733	8 393 855	4 618 602	5 337 188
Number of shares after dilution		8 418 043	4 940 810	8 393 855	4 926 636	5 606 850

Group's Balance Sheet

SEK '000

	Feb 28 2005	Feb 28 2004	Aug 31 2004
Assets			
Subscribed but unpaid capital	-	-	475
Fixed Assets			
Intangible assets	1 679	2 440	2 060
Tangible assets	282	271	337
Financial assets	800	800	800
Total Fixed Assets	**2 761**	**3 511**	**3 197**
Current Assets			
Inventory	33	75	90
Current Receivables			
Accounts receivable	272	627	501
Other receivables	1 434	135	846
Prepaid tax	162	640	112
Prepaid expenses and accrued income	2 637	1 156	1 152
Total Current Receivables	**4 505**	**2 558**	**2 611**
Short-term investments	93 280	4 468	89 608
Cash and bank balances	45 888	11 481	61 730
Total Current Assets	**143 706**	**18 582**	**153 949**
Total Assets	**146 467**	**22 093**	**157 711**
Liabilities and Shareholders' Equity			
Shareholders' Equity			
Capital stock	8 418	4 629	8 345
Restricted reserves	158 121	131 663	156 785
Non-restricted reserves	-14 754	-112 030	1 264
Loss for the period	-14 616	-7 263	-15 990
Total Shareholders' Equity	**137 169**	**16 999**	**151 598**
Long-term Liabilities	**768**	**768**	**768**
Current Liabilities			
Accounts payable	4 005	3 298	1 973
Other short-term liabilities	766	307	586
Accrued expenses and deferred income	3 759	721	
Total Current Liabilities	**8 530**	**4 326**	**5 345**
Total Shareholders' Equity and Liabilities note	**146 467**	**22 096**	**157 711**
Assets pledged	-	-	-
Contingent liabilities	-	-	-

Changes in shareholders' equity (the Group), SEK '000

	3 month Dec - Feb 04-05	3 month Dec - Feb 03-04	6 month Sep - Feb 04-05	6 month Sep - Feb 03-04	12 month Sep -Aug 03-04
Shareholders' equity at the start of the period	**144 728**	**21 735**	**151 598**	**23 867**	**23 867**
Paid for not-registered share capital	75	-	75	-	
Translation difference	-20	-39	112	35	41
New share issue	-		-	360	143 680
Earnings for the period	-7 614	-4 697	-14 616	-7 263	-15 990
Shareholders' equity at the end of the period	**137 169**	**16 999**	**137 169**	**16 999**	**151 598**

Cash Flow Analysis (The Group)
(SEK '000)

	3 month Dec - Feb 04-05	3 month Dec - Feb 03-04	6 month Sep - Feb 04-05	6 month Sep - Feb 03-04	12 month Sep - Aug 03-04
Operations					
Operating loss	-9 864	-4 846	-17 407	-7 626	-3 730
Interest received	2 250	325	2 814	497	821
Interest paid	-	-1	-23	-6	-
Dividends received	-	-	-	-	95
Adjustment for items that are not part of the cash flow					
Depreciation and write-downs	228	216	457	438	-
Dissolution of debts	-	-	-	-495	-
Other items not included in the cash flow	75	-70	75	-870	-
Taxes paid	-24	-438	-48	-452	-
Cash Flow from Operations before Changes in Working Capital	**-7 335**	**-4 989**	**-14 132**	**-8 642**	**-2 814**
Increase (-) decrease (+) inventory	11	-10	57	36	-
Increase (-) decrease (+) receivables	-2 048	531	-1 894	393	-930
Increase (+) decrease (-) liabilities	2 941	537	3 782	-778	137
Total Cash Flow from Operations	**-6 431**	**-3 931**	**-12 187**	**-8 991**	**-3 607**
Investment Activity					
Investments in intangible assets	-	-	-	-	-
Investments in tangible assets	-8	-25	-	-79	-
			-		
Cash Flow from Investment Activity	**-8**	**-25**	**-24**	**-79**	**-14 305**
Financing Activity					
Capital rights issue	-	-	-	360	142 486
Paid unregistered shareholders' equity	-	-	-	-	1 194
Cash Flow from Financing Activity	**-**	**-**	**-**	**360**	**135 823**
The Period's Cash Flow	**-6 439**	**-3 956**	**-12 211**	**-8 710**	**117 911**
Liquid funds* at the beginning of the period	145 547	19 937	151 338	24 682	21 672
Exchange rate differences in liquid funds	60	-32	41	-23	-
Liquid Funds at the end of the Period	**139 168**	**15 949**	**139 168**	**15 949**	**139 583**

*Liquid funds refer to cash and bank balances as well as short-term investments.

Accounting Principles

The Group's accounting methods conform to current legislation and the recommendations and statements of the Swedish Financial Accounting Standards Council and the three-monthly reports have been prepared according to FASC 20. The Group has prematurely implemented the recommendations that began to apply from January 1st 2004 (FASC 29). The recommendations adopted on pensions have not had any effect on the Company's earnings and status when compared with previously implemented principles. The new recommendations have affected the description of the accounting principles applied when compared with earlier annual reports submitted.

Notes

Note 1 – Net sales, SEK '000
(GAD-related products and diagnostic kits)

	3 month	3 month	6 month	6 month	12 month
	Dec - Feb	Dec - Feb	Sep - Feb	Sep - Feb	Sep - Aug
	04-05	03-04	04-05	03-04	03-04
Sales, from Sweden	148	327	254	686	1 206
Sales, in the US	20	114	79	183	474
Invoiced freight	7	15	9	27	50
Total Net Sales	**175**	**456**	**342**	**896**	**1 730**

Note 2 – Operating Costs
The exchange rate losses assigned to sales, inventory costs and other external costs amounted to SEK -30,000.
The exchange rate profits assigned to sales, inventory costs and other external costs amounted to SEK 16,000.

Note 3 – Loss for the Period
The business is making a loss. Tax costs are not expected. Deduction for losses is valued at SEK 0 as a precaution.

Note 4 – Shareholders' Equity and Liabilities
No Company debt charges interest.

Key Ratios

	3 month Dec - Feb 04-05	3 month Dec - Feb 03-04	6 month Sep - Feb 04-05	6 month Sep - Feb 03-04	12 month Sep - Aug 03-04
Return on equity, %	-5,4	-24,3	-10,1	-35,5	-18,2
Return on capital employed, %	-5,4	-24,2	-10,1	-35,5	-18,2
Return on total assets, %	-5,1	-19,4	-9,6	-27,2	-16,9
Equity per share, SEK	16,3	3,7	16,3	3,7	18,2
Equity per share after dilution, SEK	16,3	3,4	16,3	3,5	27,0
Cash flow per share, SEK	-0,8	-0,9	-1,5	-1,9	23,7
Equity ratio, %	93,7	76,9	93,7	76,9	96,1
No. of shares	8 418 043	4 628 577	8 418 043	4 628 577	8 345 480
No. of shares, average	8 418 043	4 621 733	8 393 855	4 618 602	5 337 188
Number of shares after dilution	8 418 043	4 940 810	8 393 855	4 926 636	5 606 850

Definitions

Return on equity: The period's earnings in relation to the average shareholders' equity.

Return on capital employed: The period's earnings after financial income and expenses plus financial expenses in relation to the average capital employed.

Capital employed: The average total capital employed with deductions for the average of non-interest bearing payables.

Earnings from total capital employed: The period's earnings after financial income and expenses plus financial expenses in relation to the average total capital employed.

Stockholders' equity per share: Shareholders' equity divided by the number of shares at the end of period.

Stockholders' equity per share after dilution: Shareholders' equity divided by the number of shares after dilution.

Cash flow per share: Cash flow divided by the average number of shares.

Equity ratio: Shareholders' equity in relation to total capital employed.

Earnings per share: The period's earnings divided by the average number of shares

Earnings per share after dilution: The period's earnings divided by the number of shares after dilution. As the Company is in a loss-making situation the average number of shares is used however as no improvement of earnings per share is allowed according to RR 18.

Average number of shares: The weighted number of shares during the period taking new share issues during the period into account.

Number of shares after dilution: Number of shares at the end of the period taking into account the dilution effect of outstanding subscription options.

Stockholm, April 20, 2005

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's auditors.

Future Dates for Financial Information

Nine-month report (3rd quarter)	July 29, 2005
Press release of unaudited annual earnings figures etc (12 months)	October 26, 2005

Diamyd Medical's financial information is available at www.diamyd.com

* * *

About Diamyd Medical

Diamyd Medical's business idea is to use its skills and network of contacts within immunology, biotechnology and business development to identify and develop pharmaceutical projects up to and including clinical trials. The project will then be sold or licensed to a major pharmaceutical company for continued commercialization. The development and marketing of related diagnostic tests and substances can be of interest to promote contacts with researchers and to prepare the market for the impending pharmaceutical.

Diamyd Medical's development strategy has been, since the company started, to outsource parts of its organization, that is, external expertise is contracted for certain well-defined tasks aimed at giving immediate access to experts and plants and thereby maintain a high pace of development.

The Group consists of the parent company Diamyd Medical AB (publ), the wholly owned subsidiaries Diamyd Therapeutics AB, Diamyd Diagnostics AB and Diamyd Inc. Furthermore, Diamyd Medical owns 19% of the Uppsala, Sweden company Mercodia AB, which develops and markets diagnostic kits for autoimmune disease.

Diamyd shares (DIAM b) are traded on the OMX bourse's O-list.

Diamyd Medical's web site at www.diamyd.com

For further information contact: CIO, Johannes Falk or CFO Magnus Tholén Svensson, Diamyd Medical AB (publ). Org. nr. 556530-1420. Linnégatan 89B, plan 5, SE-115 23 Stockholm, Sweden. Tel: +46 8-661 00 26, fax: +46 8-661 63 68 or info@diamyd.com

* * *



Press Release

Stockholm, April 15, 2005

Patient recruitment completed for clinical trial of Diamyd™ in children

Diamyd Medical (OMX: DIAM B) is developing a therapeutic vaccine, Diamyd™, for treatment of diabetes. The preparation is being tested in children and adolescents with Type 1 diabetes. The CRO Clinical Data Care report that 70 children and adolescents who have recently developed Type 1 diabetes have been treated and are thus included in the trial.

The trial is being conducted at 8 clinics throughout Sweden, and is being led by Professor Johnny Ludvigsson of Linköping University. The purpose of this study is to investigate whether two injections with Diamyd™ can halt the destruction of the remaining insulin-producing pancreatic beta cells that is ongoing in these patients.

"If Diamyd™ vaccination has the effect that we hope for, this will signify a large step towards a more effective treatment and a better quality of life for children with diabetes. If the residual ability to produce insulin is saved, then the disease will be milder and the risk for complications will decrease. In the long-term, the prospect is for use of Diamyd™ to prevent juvenile diabetes", says Professor Ludvigsson, Linköping University.

Diamyd Medical is currently conducting a Phase II/III clinical trial with 160 patients with Type 2 diabetes who are on the way to developing autoimmune (Type 1) diabetes (LADA patients). One hundred of these patients have already been recruited. The purpose of this Phase II/III clinical trial is to further support the positive effects on blood glucose levels and increased insulin production seen in the earlier trial in 47 LADA patients. The trial is being conducted at over 20 clinics in Sweden under the leadership of Professor Carl-David Agardh of the University Hospital in Malmö.

A third clinical trial, which is now in the follow-up stage, involves 47 LADA patients. This trial, which is also led by Professor Carl-David Agardh, was primarily aimed at demonstrating the clinical safety of Diamyd™, as well as an appropriate dose for further development. Both these goals have been achieved. Additionally, a statistically significant improvement in both insulin production and blood sugar levels was seen in one of these patient groups, and these positive effects were evident 24 months after treatment - supporting these effects being long-lasting. The mechanism underlying the therapeutic effect is at least in part due to a statistically significant increase in circulating regulatory T cell numbers, which are believed to down-regulate autoimmune inflammatory responses.

About Diamyd Medical:
Diamyd Medical is listed on the O-List of the Stockholm Stock Exchange (omx: DIAM B) and conducts selected pharmaceutical development based on the GAD (glutamine acid decarboxylase) technology platform. GAD65 is one of the target molecules when the immune system becomes "autoimmune" and attacks the beta cells of the pancreas, leading to insulin-dependent diabetes. Diamyd Medical's most advanced project is Diamyd™, for which three clinical trials are currently in progress. Further information is available at www.diamyd.com.

For further information, please contact:

Diamyd Medical AB,
Johannes Falk, Chief Information Officer.
Tel. 08-661 00 26
Direct tel. 08-545 654 25
Mobile: 0708 53 46 00
E-mail: johannes.falk@diamyd.com

This document contains certain information about the general situation, the present and the future. This information should be considered as reflecting current opinions and plans. No guarantees are given or implied that it is correct. Please note that this press release was released in Swedish language. No guarantee can be given regarding authenticity of the opinions of historical present or future results.


DIAMYD
MEDICAL



Press Release

Stockholm, April 7, 2005

Assoc. Prof. Björn O. Nilsson joins the Diamyd Medical board of directors

Chairman of the SwedenBio organisation, former KaroBio´s CEO, Associate Professor Björn O. Nilsson will be proposed as a new Diamyd Medical Board director at the forthcoming shareholders meeting in December 2005. Until that time Nilsson will be affiliated with the Board.

Björn Nilsson, Ph.D., 49 years old, is Associate Professor in Biochemistry and has a long and extensive experience in the pharmaceutical and biotechnology industries. Nilsson is a member in IVA, chairman of the biotechnology organisation Sweden-Bio, Director of the Board in the Stockholm Exchange-listed BioInvent AB and has recently left the position as CEO in the biotechnology company KaroBio AB. Nilsson also has experience from Pharmacia and Amersham Biotech.

"It is an important step to couple Björn to the Company. Björn's experience, ability and contact network will be great assets for Diamyd Medical", says Anders Essen-Möller, CEO of Diamyd Medical.

"I have followed Diamyd Medical for a long time. The Company is curently in an exciting stage of development and well positioned for the future with respect to realisation of new therapeutics,"says Björn Nilsson.

About Diamyd Medical:

Diamyd Medical is listed on the Stockholm Stock Exchange O-list (omx: DIAM B) and conduct focused development of therapeutics based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is an enzyme that converts the amino acid glutamate to the neurostransmitter GABA. GAD65 is also a candidate antigen that is targeted by the immune system during attack on pancreatic beta cells, leading to development of insulin-dependent diabetes. Diamyd Medical's furthest developed project is Diamyd,™ which is currently employed in three clinical trials involving more than 20 clinics throughout Sweden. Further information is available at www.diamyd.com.

For further information, please contact:

Diamyd Medical AB (publ). Linnégatan 89B, SE-115 23 Stockholm, Sweden.
Tel: 08-661 00 26, fax: 08-661 63 68 or e-post: info@diamyd.com.

This document contains certain information about the general situation, the present and the future. This information should be considered as reflecting current opinions and plans. No guarantees are given or implied that it is correct. Please note that this press release was released in Swedish language. No guarantee can be given regarding authenticity of the opinions of historical present or future results.

DIAMYD MEDICAL



Quarterly Report

Stockholm 20th January 2005

Three month report for Diamyd Medical AB (publ)

1st September 2004 – 30th November 2004

- Sales: SEK 167,000 (SEK 440,000)
- Liquid assets: SEK 145.5 Million (SEK 19.9 Million) as of 30th November 2004
- Earnings: SEK -7.0 Million (SEK –2.6 Million)
- Earnings per share SEK –0.8 (SEK –0.6)
- The Medical Products Agency approves Phase II/III clinical trial with the diabetes vaccine Diamyd™ for type 2 diabetes patients with GAD antibodies
- The Medical Products Agency approves Phase II clinical trial with the diabetes vaccine Diamyd™ for children newly diagnosed with insulin-dependent diabetes
- The Board's proposal of the release of 200 000 promissory notes with detachable warrants was approved at the Annual General Shareholders Meeting.

Events during the period

Clinical studies – the LADA application

During the period the Medical Products Agency in Uppsala and the regional ethics committee at Lund University have approved a large efficacy study of the diabetes therapeutic Diamyd™ encompassing 160 patients with type 2 diabetes and anti-GAD antibodies (LADA patients). Subsequent to the end of the reporting period more than 2,000 type 2 diabetes patients had applied to take part in the Company's study. Screening in order to select 160 patients with GAD antibodies is ongoing and the first patient has been vaccinated. The aim of this double-blind and placebo-controlled Phase II/III clinical trial is to demonstrate Diamyd™s ability to down-regulate the autoimmune attack that leads to insulin-dependent diabetes.

The trial will be conducted by Clinical Data Care AB under the supervision of Professor Carl-David Agardh at Malmö University hospital, UMAS. Several clinics throughout Sweden will be involved in this study.

Diamyd Medical has previously reported positive 6-, 12- and 24- month results from a Phase II clinical trial with the therapeutic. The study encompassed 47 LADA patients and a broad dose spectrum was investigated with respect to safety and efficacy. The results from this Phase II clinical trial indicate that Diamyd™ is safe to administer and that Diamyd™ unexpectedly improved insulin production levels instead of just slowing the ongoing demise as was originally thought. Unrelated scientific publications report that preservation of a patient's own ability to produce insulin is related to a positive prognosis with respect to diabetes-related complications.

The analysis indicates that treatment with the 20µg dose gives a significantly improvement in the mean blood sugar level (HbA1c). This improvement was approximately 20% compared to the placebo group, which is already a positive finding given that an improvement of 5% is considered significant.

The mechanism of action of the therapeutic has been demonstrated to be in part related to the numbers of a subset of regulatory T cells, which was increased 6 months post-treatment in those patients who had improved insulin production. GAD-specific regulatory T-cells are believed to downregulate the ongoing inflammation in the vicinity of the pancreatic insulin-producing cells.

Significant events subsequent to the reporting period

Clinical studies – the Type 1 diabetes application

Following end of the period the Medical Products Agency in Uppsala and the regional ethics committee at Lund University have approved a Phase II clinical trial encompassing 70 children and youths who have recently been diagnosed with Type 1 diabetes. The aim of the study is to investigate if the residual insulin-producing beta cells can be saved in these children through two injections of Diamyd™. The study is conducted by Clinical Data Care AB under the supervision of Professor Johnny Ludvigsson at Linköpings University. Several clinics throughout Sweden will be involved in this study.

Annual general assembly

At the annual general shareholders meeting held on Friday 10th December 2004 the Company reported that the organization has been strengthen personnel-wise and that the liquidity have been improved. It was also informed about the positive results from the Phase II clinical trial with the diabetes therapeutic Diamyd™ that have facilitated further development of Diamyd™. The meeting decided to reappoint the following Board members Leif Ek, Anders Essen-Möller, Tord Lendau and Peter Rothschild. Maria Chambers declined reappointment. The meeting decided to approve the accounts for the Company and the Group, and to balance the deficit as well as to adopt the report and that dividends should not be paid for the working year 2003/04, in accordance with the Board's proposal. The Board's proposal for issuing 200,000 options was approved. The price of these new share options will be 50 SEK and the program will expire on December 31st 2007. The options will be sold to employees, board members, key executives and other persons considered of importance to the Company. Tord Lendau was voted in as Chairman of the Board.

Financial Developments during the period

Sales

Sales during the period amounted to 167,000 SEK compared to 440,000 SEK during the previous period. All sales are conducted by the Company's subsidiaries Diamyd Diagnostics AB and Diamyd, Inc.

Costs

The Company's costs during the period amounted to MSEK 7.7 (MSEK 4.5). The increase in costs is due to the start-up of the two new clinical studies.

Earnings

The earnings for the Group during the first quarter was MSEK –7.0 (MSEK –2.6).

Financial Status and Liquidity

The Group's liquid assets amounted to SEK 145.5 Million as of 30th November 2004 (SEK 19.9 Million). With current cost and balance levels these funds are predicted to last through to the end of December 2007.

Investments

No significant investments were made during the period.

Changes in Shareholders' Equity

The capital assets for the Group amounted to SEK 144. 7 Million (SEK 21.7 Million) as of 30th November 2004, giving an equity ratio of 95.4 % (82.4 %).

Personnel

The Company had seven (five) employees as of 30th November 2004.

The Parent Company

The Company's sales amounted to SEK 0 (SEK 0) as all sales are conducted by the subsidiary companies. Earnings before balance-sheet allocations and tax was SEK –101,000 (SEK –193,000). Investments during the period were SEK 0 (SEK 0). Change in liquid assets amounted to SEK 0.7 Million (SEK -4.0 Million).

Market Capitalization

Diamyd Medical's total market capitalization was SEK 327.5 Million at the end of the period, compared with SEK 142.6 Million at the end of the previous period.

Trend in share price development

As of 30th November 2004 the number of outstanding shares was 8,418,043 of which 471,200 were A class shares and 7,946,843 were B class shares. The highest share price during the period was 47.00 SEK and the lowest was 36.40 SEK.

IAS/IFRS

As Diamyd Medical has a split financial year, the Company will not present its accounts according to the new auditing rules of the IFRS until the next calendar year. Diamyd Medical has identified differences between the IFRS and the auditing principle used hitherto. Diamyd Medical does not expect the transition to have any significant effect on the Group's statement of accounts other than the layout and supplementary information.

Significant economic events subsequent to the reporting period

No significant events have occurred.

Group's Income Statement

SEK '000

		3 month Sep - Nov 04-05	3 month Sep - Nov 03-04	12 month Sep - Aug 03-04
Operating income				
Invoiced sales	note 1	167	440	1,730
Other income		-	1,295	873
Total income		**167**	**1,735**	**2,603**
Operating costs				
Raw materials and supplies		-235	-329	-795
Research and development costs		-3771	-431	-4,165
Patent costs		-357	-292	-1,396
Personnel costs		-2,269	-1,777	-6,077
Other external costs		-849	-1,466	-6,224
Depreciation patents		-190	-190	-760
Depreciation equipment		-39	-30	-123
Total operating costs		**-7,710**	**-4,515**	**-19,540**
Operating loss		**-7,543**	**-2,780**	**-19,540**
Financial income and expense				
Earnings from other securities		-	-	95
Interest income		564	219	860
Interest expense		-23	-5	-8
Total financial income and expense		**541**	**214**	**947**
Loss after financial income		**-7,002**	**-2,566**	**-15,990**
Loss for the period*	note 2	**-7,002**	**-2,566**	**-15,990**
Earnings per share, SEK		-0.8	-0.6	-3.0
Earnings per share after dilution, SEK		-0.8	-0.6	-3.0
No. of shares		8,418,043	4,615,471	8,345,480
No. of shares, average		8,388,212	4,615,471	5,337,188
No. of shares after dilution		8,388,212	4,941,026	5,606,850

Group's Balance Sheet

SEK '000

		Nov 30 2004	Nov 30 2003	Aug 31 2004
Assets				
Subscribed but not paid for capital		-	-	475
Fixed assets				
Intangible assets		1,870	2,630	2,060
Tangible assets		314	273	337
Financial assets		800	800	800
Total fixed assets		**2,984**	**3,703**	**3,197**
Current assets				
Inventory		44	79	90
Current receivables				
Accounts receivable		292	775	501
Other receivables		1,496	857	846
Prepaid tax		136	45	112
Deferred costs and accruals		1,183	987	1,152
Total current receivables		**3,107**	**2,664**	**2,611**
Short-term investments		92,672	9570	89,608
Cash and bank balances		52,875	10,367	61,730
Total current assets		**148,698**	**22,680**	**153,949**
Total assets		**151,682**	**26,383**	**157,711**
Shareholders' equity and liabilities				
Shareholders' equity				
Capital stock		8,418	4,615	8,,345
Restricted reserves		158,046	131,676	156,785
Non-restricted reserves		-14,734	-111,990	1,264
Loss for the period		-7,002	-2,566	-15,990
Total shareholders' equity		**144,728**	**21,735**	**151,598**
Long-term liabilities		**768**	**768**	**768**
Current liabilities				
Accounts payable		2,696	2,358	1,973
Other short-term liabilities		775	695	586
Accrued expenses and deferred income		2,715	827	
Total current liabilities		**6,186**	**,3,880**	**5,345**
Total liabilities and shareholders' equity	note 3	**151,682**	**26,383**	**157,711**

Assets pledged	-	-	-
Contingent liabilities	-	-	-

Changes in shareholders' equity,

SEK '000

	sep -nov 2004-2005	sep - nov 2003-2004	sep - aug 2003-2004
Shareholders' equity at the start of the period	151,598	23,867	23,867
Paid for but not registered share capital	-	360	1,194
Translation differences	132	14	41
New share issue	-	-	142,486
Earnings for the period	-7,002	-2,566	-15,990
Shareholders' equity at the end of the period	**144,728**	**21,735**	**151,598**

Cash Flow Analysis

SEK '000

	3 month Sep - Nov 04-05	3 month Sep - Nov 03-04	12 month Sep - Aug 03-04
Den löpande verksamheten			
Operating loss	-7,543	-2,780	-16,937
Interest received	564	219	565
Interest paid	-23	-	-8
Dividend received	-	-	95
Adjustment for items that are not part of the cash flow			
Depreciation and write-downs	229	222	883
Dissolution of debts	-	-	-
Other items not included in the cash flow	-	-	-
Taxes paid	-24	-14	197
Cash flow from operations before changes in working capital	**-6,797**	**-2,353**	**-14,910**
Increase (-) decrease (+) inventory	46	46	23
Increase (-) decrease (+) receivables	154	-138	-769
Increase (+) decrease (-) liabilities	841	-2,615	-1,,129
Total cash flow from operations	**-5,798**	**-5,060**	**-16,785**
Investment activity			
Investments in intangible assets	-	-	-
Investments in tangible assets	-16	-54	-210
Cash flow from investment activity	**-16**	**-54**	**-210**
Financing activity			
New share issue	-	-	142,486
Paid for not registered share capital	-	360	1,194
Cash flow from financing activity	**-**	**360**	**143,680**
The period's cash flow	**-5,782**	**-4,754**	**126,685**
Liquid assets* at the beginning of the period	151,338	24,684	24,682
Exchange rate differences	-19	7	-29
Liquid assets at the end of the period	**145,547**	**19,937**	**151,338**

* Liquid assets refer to cash and bank balances as well as short-term investments.

Accounting principles

The Group's accounting methods conform with current legislation and the recommendations and statements of the Swedish Financial Accounting Standards Council. The Group has adopted a premature implementation of the recommendations that began to apply from January 1st 2004 (RR 2:02, RR 22, RR 25, RR 26 and 27). These adopted recommendations have not had any significant effect on the Company's earnings and status when compared with previously implemented principles. The new recommendations outlined above have affected description of the accounting principles applied compared with previous yearly reports up to and including 2002.

Notes

Note 1. Sales

* *No current sales of Diamyd™*

Note 2. Balance for the period
Operations report a loss. Tax costs are not expected. Deficit costs are guarded at 0 SEK.

Note 3. Capital assets and debts

All Company debts are not subject to interest.

Key Ratios

	3 month Sep - Nov 2004 - 2005	3 month Sep - Nov 2003-2004	12 month Sep - Aug 2003-2004
Return on equity, %	-4.7	-11.3	-18.2
Return on capital employed, %	-4.7	-10.9	-18.2
Return on total assets, %	-4.5	-8.9	-16.9
Equity per share, SEK	17.3	4.7	18.2
Equity per share after dilution, SEK	17.3	4.4	27.0
Cash flow per share, SEK	-0.7	-1.0	23.7
Equity ratio, %	95.4	82.4	96.1
No. of shares	8,418,043	4,615,471	8,345,480
No. of shares, average	8,388,212	4,615,471	5,337,188
Number of shares after dilution	8,388,212	4,941,026	5,606,850

Key Definitions

Return on equity: The period's earnings in relation to the average stockholders' equity.

Return on capital employed: The period's earnings after financial income and expenses plus financial expenses in relation to the average capital employed.

Capital employed: The average total capital employed with deductions for the average of non-interest bearing payables.

Return on total capital: The period's earnings after financial income and expenses plus financial expenses in relation to the average total capital employed.

Equity per share: Stockholders' equity divided by the number of shares at the end of period.

Equity per share after dilution: Stockholder's equity divided by the number of shares after dilution.

Cash flow per share: Cash flow divided by the average number of shares.

Average number of shares: The weighted number of shares during the period taking new share issues during the period into account.

Number of shares after dilution: Number of shares at the end of the period taking into account the dilution effect of outstanding subscription options.

Stockholm 20th January 2005

Board of Diamyd Medical AB (publ)

This report has not been reviewed by Diamyd Medical's accountants.

Future report dates

Six months report (2nd quarter)	20th April 2005
Nine months report (3rd quarter)	29th July 2005
Accounting (12 months)	26th October 2005

Diamyd Medical's financial information is available at: www.diamyd.com.

* * *

About Diamyd Medical

Diamyd Medical's business idea is to use its competence and contact network within immunology, biotechnology and business development to identify and develop pharmaceutical projects through clinical trials. Thereafter, partnering will be sought with larger pharmaceutical companies for further commercialization. Development and marketing of related diagnostic tests and reagents may be undertaken to promote contact with researchers and to prepare the market for subsequent pharmaceutical product launches.

Diamyd Medical's development strategy has been from the outset to use "outsourcing", which entails contracting of external expertise for defined assignments, and in so doing permitting immediate access to experts and facilities that permit maintained fast development.

The organization consists of the parent company, Diamyd Medical AB (publ) with the fully owned subsidiaries Diamyd Therapeutics AB, Diamyd Diagnostics AB and the affiliated company Diamyd, Inc., USA. The administrative head office is based in the city of Stockholm. Diamyd Medical even owns 19% of Mercodia AB, who are specialized in developing and marketing diagnostic products.

The Diamyd share (DIAM b) is traded on the Stockholm Stock Exchange O-list.

Diamyd Medical has a homepage at www.diamyd.com

For more information contact: CEO, Anders Essen-Möller, Diamyd Medical AB (publ). Org. nr. 556530-1420. Linnégatan 89B, floor 5, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com



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Press Release

Stockholm, December 15, 2004

Medical Products Agency permit a Phase II clinical trial with the Diabetes vaccine Diamyd™ in children who have recently succumbed to insulin-dependent diabetes

Diamyd Medical (O-listan) will immediately begin studies in a new treatment area for their diabetes therapeutic/vaccine Diamyd™. The Swedish MPA in Uppsala and the regional ethical committee in Linköping have agreed to a Phase II clinical study involving 70 children and adolescents who have recently succumbed to insulin-dependent, type 1 diabetes. The purpose of the study is to investigate if the remaining pancreatic insulin-producing beta cells can be saved through two immunizations of Diamyd™. This could lead to remission of disease, i.e. that the requirement for external insulin injection is minimized or removed entirely.

The multicentre study will commence immediately at diabetes clinics in Linköping, Jönköping, Borås, Malmö, Halmstad, Örebro, Queen Silvias children's hospital in Göteborg and at the Astrid Lindgren hospital in Stockholm. The study is headed by Professor Johnny Ludvigson of Linköping University. The patients included in the study are children and adolescents between 10-18 years of age who have not been diagnosed with diabetes for longer than 18 months. The study is double-blind, random and placebo-controlled.

"This is great news! I could never have dreamed that a molecule that we, in collaboration with Professor Åke Lernmark's research group more than 20 years ago, were the first in the world to detect in diabetic children and which later was shown to be GAD, could give us hope to radically improve the treatment of diabetic children! If GAD vaccination has the effect we hope for then this will be a significant advance towards a better treatment of and life quality for diabetic children! If residual insulin producing capacity is preserved then the disease course should be lessened, as will the risk for complications. This will also indicate the long-term prospect of preventing juvenile diabetes", says Professor Ludvigsson.

Through this new study Diamyd Medical expands its development of clinical therapeutics to include both type 1 and type 2 diabetes. The potential of these applications is significant. Data from the company's recent Phase II clinical trial with Diamyd™ implicates that vaccination allows protection of the insulin-producing beta cells from destruction by the immune system. This then permits recovery of beta cells and their survival, which should in turn reduce the need for use of external insulin supplementation.

"This Type 1 diabetes study in children and adolescents can represent a breakthrough for antigen-specific treatment of autoimmune diseases. If we succeed then through a vaccination-like treatment we will completely change the treatment of insulin-dependent diabetes. Instead of daily injections for the rest of their life we will instead be able to inject patients a couple of times, which will signify a significant improvement in quality of life for the children", says Diamyd Medicals' Medical Director Dr. Ann-Sophie Bennet.

Diamyd Medical is even currently conducting a pivotal Phase II/III clinical trial of type 2 diabetes patients with GAD-specific antibodies (so-called LADA patients). Over 2 000 patients have applied to be part of this study and screening is ongoing in order to select a total of 160 patients for inclusion in the study, a few of these already having received the first treatment. In an earlier Phase II clinical study of 47 LADA patients an effective dose was identified which is now used in both of the new studies. Professor Carl-David Agardh

(Malmö Hospital) reported at the American diabetes congress ADA in June 2004 that two injections of 20ug Diamyd™ gave positive results, currently up to two years after treatment, with respect to both insulin production and blood glucose levels.

For further information, please contact:
Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden.
Phn: +46 8-661 00 26, 661 12 25, fax: +46 8-661 63 68 or email: info@diamyd.com.


DIAMYD
MEDICAL



Press Release	Stockholm, December 14, 2004

Diamyd Medical (O list) announces that more than 2,000 type 2 diabetes patients have expressed an interest in participating in the Company's vaccine study for autoimmune diabetes. Screening to find 160 patients with GAD antibodies is underway and vaccination of the first patients has begun

The aim of the double-blind and placebo controlled phase II/III study is to demonstrate the ability of Diamyd™ to scale down the autoimmune attack that results in the destruction of the beta cells that produce insulin.

"Diamyd™ aims to prevent and treat the autoimmune process in type 2 diabetes patients so that this patient group can benefit from being treated with a modern pharmaceutical for reduced insulin sensitivity or other metabolic disorders in a safe and effective way that fully restores their quality of life," explains Dr. Ann-Sophie Bennet, Diamyd Musical's Head of Medicine.

The number of people in the world with diabetes in the age group 20-79 is estimated to be 194 million. This number is expected to increase to 330 million by 2025. The vast majority of them have type 2 diabetes, so-called age-onset diabetes. This is believed to be the tip of the iceberg as an equal number of people suffer from high blood sugar (prediabetes). The cost of diabetes in developed countries is about 7 per cent of the total healthcare budget or over USD 100 billion a year in the US alone.

Type 2 diabetes is characterized by chronic high blood sugar levels caused by increasing sensitivity to insulin that cannot be compensated for by the patient's beta cells producing more insulin (overproduction). As overproducing beta cells die of exhaustion, beta cell auto antigens such as GAD are released and presented to macrophages and other blood cells of the immune system. In 10 per cent of the patients this in turn triggers an autoimmune process (LADA) where the immune system attacks and kills healthy beta cells that have the auto antigen fragment on their cell surfaces.

About Diamyd Medical:

Diamyd Medical focuses on the development of pharmaceuticals based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is one of the target molecules when the body's own immune defense attacks the beta cells in the pancreas which results in the onset of insulin dependent diabetes. GAD65 is also an important enzyme in neurotransmission and is therefore believed to play an important role in several neurological illnesses.

The Company's business concept is to use its skills and network of contacts in immunology, biotechnology and business development to identify and develop pharmaceutical products up to and including the phase II stage. The projects will then be sold or licensed to established pharmaceutical companies for continuing commercialization. The business model for such collaboration can involve the Company receiving income when certain milestones in the development process are reached (commencement of phase III, registration application and so on) as well as in the form of royalties. The Diamyd share (DIAM B) is traded on the O-list of the Stockholm Stock Exchange.

For further information, please contact:

Anders Essen-Möller, CEO, tel. +46 8-661 00 26.
Diamyd Medical AB, Linnégatan 89B, SE-115 23 Stockholm, Sweden.
Tel. +46 8-661 00 26, 661 12 25, fax +46 8-661 63 68 or email: info@diamyd.com.

This document contains certain information about the general situation, the present and the future. This information should be considered as reflecting current opinions and plans. No guarantees are given or implied that it is correct.


DIAMYD
MEDICAL



Press Release — Stockholm, December 10, 2004

Press Release from the Annual Shareholders Meeting of Diamyd Medical AB (publ)

At the Annual Shareholders Meeting of Diamyd Medical AB (publ) held on Friday December 10, 2004 it was announced that the Company had been strengthened both organizationally and financially as well as that the results of the phase II study with the Diamyd™ diabetes pharmaceutical had given the green light to developing the product further. As proposed, the Meeting decided to reelect the following members of the Board, Leif Ek, Anders Essen-Möller, Tord Lendau and Peter Rothschild. Maria Chambers declined reelection. The Meeting decided to adopt the statement of income and the condensed balance sheet for the parent company and for the Group, to carry forward the accumulated loses according to the Board's recommendation and to discharge the Board from responsibility as well as not to pay any dividend for the financial year 2003/04. The Board's decision to issue 200,000 promissory notes combined with detachable warrants was approved. The subscription price when subscribing to shares using the warrants will be SEK 50 and the program expires on December 31, 2007.

VD Anders Essen-Möller described the business and gave an account of

- Diamyd Medical's vision of curing diabetes through making possible the renewal of beta cells that produce insulin without these being attacked by the immune defense
- The granting of a US patent to UCLA during the year. The patent, which is exclusively licensed by Diamyd Medical for therapeutic purposes, covers composition of matter claims, i.e. it contains conditions that protect the use of the GAD gene. The patent runs until January 2021.
- How the follow-up of the phase II study of the Diamyd™ diabetes pharmaceutical shows lasting improvements in the production of insulin and blood glucose values 24 months after the treatment.
- The company receiving SEK 148 million before costs from a new share issue. The Company's liquid assets were SEK 151.3 million (24.7 million) as of August 31 2004 and are expected to last until December 2007 with today's plans and business operations.
- The Group's current costs were SEK 19.5 million (20.6 million). The earnings were SEK -16.0 million (-17.2 million). The costs for R&D were SEK 4.2 million (9.4 million). These costs have decreased as the phase II study is now in the follow-up stage where the costs are lower than during the active phase. The costs that have increased include staff costs and consultancy fees. Sales were SEK 1,730,000 (2,246,000).

Diamyd Medical's Medical Director Dr. Ann-Sophie Bennet gave an account of the new study started by the Company after the end of the financial year. The Diamyd™ diabetes pharmaceutical is to be tested on 160 type 2 diabetes patients with autoimmune diabetes. The study is randomized, double blind and placebo controlled. The active group will receive two 20 µg doses of Diamyd™ with 30 days in between. The aim is to demonstrate the ability of Diamyd™ to scale down the autoimmune attack that results in the destruction of the beta cells that produce insulin. Dr. Bennet stated that this study was essential for market approval.

FUTURE PROSPECTS

The successful results of the phase II study with the Diamyd™ diabetes pharmaceutical enable the Company to intensify the clinical development of Diamyd™ at the same time as collaboration is being sought with pharmaceutical companies to continue the development of Diamyd™ into a marketable product.

Diamyd Medical's Annual Report is available at www.diamyd.com.

For further information, please contact:
Anders Essen-Möller, Diamyd Medical AB, Linnégatan 89 B, SE-115 23 Stockholm.
Tel: +46 8-661 00 26, 661 12 25, fax: +46 8-661 63 68 or email: info@diamyd.com.


DIAMYD
MEDICAL



Press Release

Stockholm, October 7, 2004

Diamyd starts larger trial in type 2 diabetes patients in Sweden

At the International Diabetes Federation meeting in Los Angeles, USA, it will be announced today that a larger clinical trial with Diamyd™ will start in type 2 diabetes patients in Sweden.

"This new study implies a major step towards registration of Diamyd™ for treatment of type II diabetes with GAD antibodies, says CEO Anders Essen-Möller. "The prospect for further development of this therapeutic into treatment for type I diabetes as well as finally into a vaccine has been considerably enhanced." For a new pharmaceutical to be approved – i.e registered – two phase III studies are required which must be carried out on a larger number of patients and show positive results. The approved study is intended to be one of these pivotal studies designed to provide statistically significant positive effects and enable registration.

The Medical Products Agency in Uppsala and the Ethical Committee of Lund University have approved a larger study to investigate the efficacy of the diabetes pharmaceutical in 160 patients with type 2 diabetes and antibodies to GAD (i.e. patients with LADA). The study is to be carried out by Clinical Data Care AB at some 15 clinics throughout Sweden and is to start immediately under the leadership of Professor Carl-David Agardh of Malmö University Hospital. Professor Agardh confirmed at an international LADA symposium in Munich, Germany in September that the patients who received two injections of 20µg in a previous phase II study showed significantly improved insulin and blood sugar levels 24 month after treatment.

The new study, which is randomized, double blind and placebo controlled, includes 160 patients diagnosed with type 2 diabetes with antibodies to GAD. The active group will receive two injections 30 days apart of a 20µg dose of Diamyd™. The aim of the study is to demonstrate the ability of Diamyd™ to inhibit the autoimmune attack that results in destruction of insulin-producing beta cells. Important scientific papers have been published that indicate that the retention by patients of even a small capacity to produce their own insulin significantly improves the prognosis for the complications resulting from diabetes.

It is estimated that 194 million people worldwide aged between 20 and 79 have diabetes. The majority (ca. 90%) of these have type 2 diabetes (adult-onset diabetes). This number is expected to rise to 330 million by 2025 (source: the International Diabetes Federation). In addition, there is about an equal number of individuals with elevated blood sugar levels (pre-diabetes). The cost of diabetes in Western countries is about 7% of the total healthcare budget or over $100 billion a year in the US alone.

Type 2 diabetes is – at least at the onset – characterized by chronic high blood sugar levels caused by an increasing insensitivity to insulin that cannot be compensated for by the patient's beta cells producing more insulin (overproduction). As the overproducing beta cells die of exhaustion, beta cell autoantigens such as GAD are released and presented to macrophages and other blood cells belonging to the immune system. This in turn triggers an immune process in about 10% of the patients (i.e those with LADA) where the immune system attacks and kills beta cells that have autoantigen fragments on the cell surface.

Diamyd™ is designed to prevent and treat this autoimmune process in type 2 diabetes patients so that this group can fully benefit from treatment with modern pharmaceuticals for reduced insulin sensitivity and other aspects of the metabolic syndrome.

Applications based on the Company's GAD platform

Diabetes

The first application of Diamyd™ will be type 2 diabetes patients with antibodies to GAD (LADA patients). The rationales for this are as follows: The patients are adults; they already have diabetes and regularly seek medical treatment. The LADA patients have more beta cells than patients presenting with type 1 diabetes and are likely to be earlier in the autoimmune disease process treatment is begun, the greater the chance of Diamyd™ having an effect. Furthermore, the "LADA market" size justifies development of this pharmaceutical. The next application is the treatment of new-onset type 1 diabetes patients. A further objective is to vaccinate children to prevent the illness.

Obesity

The GAD gene has been identified as a candidate for obesity. The Company intends to investigate the possibility of developing a pharmaceutical for obesity based on GAD65.

Parkinson/Epilepsy

GAD-based therapy is being evaluated by other players for the treatment of Parkinson's disease. Diamyd Medical intends to issue licenses for GAD-based gene therapy of Parkinson's disease.

Battens/SMS

Antibodies to GAD are found in patients with the rare movement disorders Battens and SMS. Diamyd Medical has started preclinical studies aiming at entering in to a small-scale clinical trials.

About Diamyd Medical

Diamyd Medical focuses on the development of pharmaceuticals based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is one of the target molecules when the body's own immune defense attacks the beta cells in the pancreas. GAD65 is also an important enzyme in neurotransmission and is therefore believed to play an important role in several neurological illnesses.

Diamyd Medical's most advanced project is Diamyd™ where a Phase II study has been completed. The Company's business concept is to apply its skills and contact networks within immunology, biotechnology and business development to identify and initially develop pharmaceutical projects after which cooperation will be sought with established pharmaceutical companies.

Diamyd shares (DIAM B) are traded on the Stockholm Stock Exchange's O-list.

About Diamyd Medical:

Diamyd Medical focuses on the development of pharmaceuticals based on the GAD65 (glutamic acid decarboxylase) technology platform. GAD65 is one of the target molecules when the body's own immune defense attacks the beta cells in the pancreas. GAD65 is also an important enzyme in neurotransmission and is therefore believed to play an important role in several neurological illnesses.

Diamyd Medical's most advanced project is Diamyd™ where a Phase II study has been completed. The Company's business concept is to apply its skills and contact networks within immunology, biotechnology and business development to identify and initially develop pharmaceutical projects after which cooperation will be sought with established pharmaceutical companies.

Diamyd shares (DIAM B) are traded on the Stockholm Stock Exchange's O-list.

For further information, please contact:
Anders Essen-Möller, Phone: +46 8-661 00 26.

Diamyd Medical AB (publ). Linnégatan 89 B,
SE-115 23 Stockholm, Sweden.
Tel: +46 8-661 00 26, 661 12 25, fax: +46 8-661 63 68
or email: info@diamyd.com Corporate ID no. 556530-1420.

This document contains certain information about the general situation, the present and the future. This information should be considered as reflecting current opinions and plans. No guarantees are given or implied that it is correct. Please note that this press release was released in Swedish language. No guarantee can be given regarding authenticity of the opinions of historical present or future results.


DIAMYD
MEDICAL



Year End Report Stockholm October 26th, 2005

Year End Report for Diamyd Medical AB (OMX: DIAMB)

September 1st, 2004 – August 31st, 2005

Diamyd Medical AB (OMX: DIAMB), a therapeutic company focused on autoimmune diabetes, today announced its fiscal results for the year ended August 31, 2005.

- Sales were SEK 881,000 compared to SEK 1,730,000 for the prior year
- Earnings were SEK -36.6 million compared to SEK -16.0 million for the prior year
- Liquid assets were SEK 115.5 million as of 31st August 2005 compared to SEK 151.3 million for the prior year
- Earnings per share were SEK -4.4 kr compared to SEK -3.0 kr for the prior year
- Results from a Type 1 diabetes clinical trial in juveniles expected in third quarter of calendar 2006
- Patient enrollment for Type 2 diabetes clinical trial complete

Therapeutic development

During the year two clinical trials with Diamyd™, have been initiated. In parallel, there has been follow-up of a previous Phase II clinical trial in Type 2 diabetics. The preparation has the ability to reduce the need for insulin therapy.

Development of a product for recent onset Type 1 diabetes

Diamyd Medical develops a product, Diamyd™, for treatment of Type 1 diabetes. The disease develops when the body's immune system attacks the patient's own insulin-producing pancreatic beta cells. At disease onset, the patients generally have about 10% of their beta cells remaining. However, these are incapable of producing enough insulin in order to maintain the normal blood sugar level, and external insulin must be taken. After debut, the autoimmune attack continues against the remaining beta cells, which in time will be completely destroyed.

Diamyd™ is intended to prevent the destruction of beta cells and at best to allow regeneration of beta cells without their continued attack by autoreactive immune cells.

Diamyd™ is currently being tested in 70 juveniles with recent onset of Type 1 diabetes in a randomised, double-blind Phase II clinical trial. The treatment group (35 patients) receives two injections with a 20µg dose of Diamyd™ (GAD65 formulated in aluminium hydroxide) with a 30 day interval. The Placebo group (35 patients) receives the same formulation without GAD65. The aim of the trial is to investigate whether the positive results obtained during a previous smaller-

scale Phase II clinical trial involving Type 2 adult patients with GAD antibodies (LADA patients) can be reproduced in Type 1 diabetes patients. The trial is being conducted at 8 clinics in Sweden and is headed by Professor Johnny Ludvigsson of Linköping University. All patients have been included in the trial and the results are expected in approximately 10 months time.

For the final Phase III clinical trial in product development for treatment of recent onset Type 1 diabetes, Diamyd Medical intends to collaborate with an established pharmaceutical company until market approval.

Development of product for Type 2 diabetes patients
Diamyd Medical develops a pharmaceutical, Diamyd™, for treatment of autoimmune diabetes. Approximately 10% of all Type 2 diabetes patients have antibodies specific for GAD and therefore have a form of autoimmune diabetes (LADA). These patients are easily identified through routine blood sample analysis.

Diamyd Medical has previously conducted a successful small-scale Phase II clinical trial of 47 LADA patients. The first large-scale Phase II/III clinical trial intended to enable registration of the preparation is currently conducted with 160 LADA patients. The trial is randomized, double-blind and placebo-controlled. The treatment group (80 patients) receives two injections of a 20µg dose of Diamyd™ (GAD65 formulated in alum) with a 30 day interval. The Placebo group receives the same formulation without GAD65. The aim of the trial is to confirm the positive results obtained during the previous Phase II clinical trial (see below). The current trial is being conducted at 17 clinics throughout Sweden and is headed by Professor Carl-David Agardh of Universitetssjukhuset MAS in Malmö. The results of the trial are expected during the second quarter of 2007.

Before applying for registration of Diamyd™ an additional Phase III clinical trial is required. The Company intends to collaborate with an established pharmaceutical company until market approval.

Results from Phase II clinical trial with Type 2 diabetics
Positive 6- and 24-month results from a Phase II clinical trial with Diamyd™ have been reported. The trial was conducted with 47 LADA patients and a broad dose range was studied with respect to safety and efficacy. The results indicate that the preparation is safe to administer and, better than expected, that Diamyd™ increases insulin production levels instead of only slowing the ongoing pancreatic deterioration.

Diabetes
Genetic factors have an influence, even if this is not completely defined, in development of both Type 1 and Type 2 diabetes.

Type 2 diabetes is characterized by chronic high blood sugar levels caused by insulin insensitivity that cannot be compensated for by increased insulin production (overproduction) by the patient's pancreatic beta cells. This overproduction stresses the beta cells, thereby activating the immune system while the beta cells present the hitherto unrecognized protein GAD65 to the immune system. The ensuing autoimmune response results in attack and destruction of the insulin-producing beta cells.

Type 1 diabetes can develop due to other stress-inducing factors (virus infections, environmental factors etc.) in genetically predisposed individuals.

The number of persons with diabetes worldwide is estimated at almost 200 million. The number of diabetes patients is predicted to increase to 330 million by 2025 (source: International Diabetes Federation). The majority of these patients have Type 2 diabetes. In addition to this, an unknown number of individuals have heightened blood sugar levels (pre-diabetes).

The healthcare cost of diabetes in the western world is about 7% of the total healthcare budget or over US$100 billion in the US alone.

GAD and neurological diseases

In that GAD, which is an enzyme, converts the excitatory amino acid glutamate to the inhibitory neurotransmittor GABA, can GAD have a major role in development of a future preparation for treatment of neurological diseases. Diamyd Medical has exclusive patent rights to the *GAD65* gene and the Company is currently discussing with different partners the potential for collaborative development of pharmaceutical approaches to treat neurological diseases.

Diamyd Diagnostics

Diamyd Diagnostics sells the GAD protein in addition to certain licensed products as part of the Group's strategy to retain contact with the academic research world. The licensed products sold at present derive from a main supplier and encompass 10 diagnostic kits. The supplier has of their own volition terminated this distribution contract as of 1/1/2006. Diamyd Diagnostics is currently assessing the possibility of replacing these products from another supplier. Diamyd Medical's year end results are not significantly affected by sales of these licensed products.

Important events after the report period

Diamyd Medical has reported after the end of the period that all 160 patients in an ongoing Phase II/III clinical trial have been treated.

Warrants

The 917,655 warrants resulting from the new issuance in 1999 expire in August 2006. To enable trading of options, the Company has decided to seek registration of these in the Stockholm Stock Exchange O list during the first 6 months of 2006.

Financial Developments during 2004-2005

Sales

Group sales were SEK 881,000 compared to SEK 1,731,000 for the prior year and consisted of Diamyd-related products as well as agency products. Sales of Diamyd Medical's products fluctuate from quarter-to-quarter as the Company's products are primarily sold for various scientific research purposes. Sales include SEK 263,000 (mainly agency products) from the Company's US subsidiary.

Costs

The Group's current costs were SEK 40.8 million compared to SEK 19.5 million for the prior year. The cost of research and development was SEK 24.7 million compared to SEK 4.2 million for the prior year. Costs increased as the Company started two clinical trials involving a total of 25 clinics throughout Sweden.

Earnings

Earnings after financial income and expenses were SEK -36.6 million compared to SEK –16.0 million for the prior year. The previous financial year included a reserve of SEK 1.440 million intended for an ongoing project. A new estimation based on this year's conditions has led to the reserve being returned and has thereby had a positive effect on the year's balance.

Financial Status and Liquidity

The Group's liquid assets were SEK 115.5 million as of August 31, 2005 compared to SEK 151.3 million for the prior year. They are expected to last until December 2007.

Changes in Shareholders' Equity

Group shareholders' equity as of August 31st 2005 was SEK 115.5 million compared to SEK 151.6 million for the prior year, which gives an equity ratio of 92% versus 96.1%.

The Parent Company

The Parent Company's net turnover was SEK 0 compared to SEK 0 for the prior yearas all sales are through subsidiaries. Earnings before balance-sheet allocations and tax were SEK -34.95 million compared to SEK –2.815 million for the prior year. Investments during the period were SEK 0 compared to SEK 0 for the prior year. The change in liquid assets was SEK -27.2 million compared to SEK 117.9 million for the prior year.

Diamyd, Inc.

The company's turnover continues to be low at SEK 0.3 million compared to SEK 0.5 million for the prior year with booked earnings of SEK -0.1 million compared to SEK 0.9 million for the prior year.

Staff

The Company had a staff of seven people as of August 31st, 2005, of which five were men and two were women, compared to six for the prior year.

The Share and Stockmarket value

As of August 31, 2005, the number of outstanding shares was 8,418,043 of which 471,200 were A-shares and 7,874,280 were B-shares. Diamyd Medical's total stockmarket value at the end of the period was SEK 450 million compared to SEK 388 million in the prior year's period. The share price at close of the financial year was SEK 53.50 compared to SEK 46.50 for the prior year's period.

Shareholders' General Meeting

The Shareholders' General Meeting is being held in the Aula, Sahlénhuset, Norrlandsgatan 15, Stockholm, Sweden on December 12th, 2005 at 3 p.m.

Annual Report

The Company's Annual Report is expected to be published on the Company's web site by December 4st, 2005. To cut costs and reduce the impact on the environment, only the English version is to be printed and this will be sent on request by the Company.

Group's Income Statement

kSEK

		3 months Jun-Aug 2004-2005	3 months Jun-Aug 2003-2004	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004	12 months Sep-Aug 2002-2003
Operating Income						
Net sales	note 1	388	450	881	1,730	2,246
Other income		-	3	50	873	96
Total Income		**388**	**453**	**931**	**2,603**	**2,342**
Operating Costs	note 2					
Raw materials and supplies		-421	-188	-775	-795	-1,415
Research and development		-7,968	-527	-24,676	-4,165	-9,372
Patents		-542	15	-1,719	-1,396	-1,356
Personell		-2,039	-2,106	-8,698	-6,077	-5,256
Other external costs		-671	-3,234	-4,055	-6,224	-2,236
Depreciation patents		-181	-190	-751	-760	-827
Depreciation equipment		19	-34	-147	-123	-166
Total Operating Costs		**-12,293**	**-6,264**	**-40,821**	**-19,540**	**-20,628**
Operating Loss		**-11,905**	**-5,811**	**-39,890**	**-16,937**	**-18,286**
Financial Income and Expense						
Dividend in associated company		152	95	152	95	76
Interest income		490	458	3,195	860	1,028
Interest expense		-3	-1	-26	-8	-22
Total Financial Income and Expense		**639**	**552**	**3,321**	**947**	**1,082**
Loss after Financial Income		**-11,266**	**-5,259**	**-36,569**	**-15,990**	**-17,204**
Taxes		-	-	-63	-	-
Net Loss for the Year		**-11,266**	**-5,259**	**-36,632**	**-15,990**	**-17,204**
Earnings per share SEK		-1.3	-0.7	-4.4	-3.0	-3.7
Earnings per share after dilution, SEK		-1.3	-0.7	-4.4	-3.0	-3.7
Number of shares		8,418,043	8,345,480	8,418,043	8,345,480	4,615,471
Average number of shares		8,418,043	7,474,871	8,410,787	5,337,188	4,614,112
Number of shares after dilution		8,509,626	7,474,871	8,442,800	5,606,850	4,684,362

Group's Balance Sheet
kSEK

	Aug 31 2005	Aug 31 2004	Aug 31 2003
Assets			
Paid for but not subscribed for capital	-	475	-
Fixed Assets			
Intangible assets	1,309	2,060	2,820
Tangible assets	220	337	251
Financial assets	800	800	800
Total Fixed Assets	**2,329**	**3,197**	**3,871**
Current Assets			
Inventory	8	90	125
Current Receivables			
Customer recievables	450	501	296
Other receivables	1,536	846	592
Prepaid tax	168	112	309
Prepaid expenses and accrued income	5,447	1,152	1,328
Total Current Receivables	**7,601**	**2,611**	**2,525**
Short-term investments	91,374	89,608	9,398
Cash and bank balances	24,161	61,730	15,284
Total Current Assets	**123,144**	**154,514**	**27,332**
Total Assets	**125,473**	**157,711**	**31,203**
Liabilities and Shareholders' Equity			
Shareholders' Equity			
Capital stock	8,418	8,345	4,615
Not registered share capital	-	65	-
Share premium reserve	45,119	157,914	131,316
Loss carried forward	98,563	1,264	-94,860
Loss for the year	-36,632	-15,990	-17,204
Total Shareholder's Equity	**115,468**	**151,598**	**23,867**
Long-term Liabilities	-	768	768
Current Liabilities			
Accounts payable	2,508	1,973	4,231
Other liabilities	1,745	586	499
Accrued expenses and deferred income	5,752	2,786	1,838
Total Current Liabilities	**10,005**	**5,345**	**6,568**
Total Liabilities and Shareholders' Equity	**125,473**	**157,711**	**31,203**

Cash Flow Analysis

kSEK

	3 months Jun-Aug 2004-2005	3 months Jun-Aug 2003-2004	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004	12 months Sep-Aug 2002-2003
OPERATIONS					
Operations	-10,811	-5,811	-39,890	-16,937	-18,286
Interest received	490	31	1,574	565	1,918
Interest paid	-3	-1	-26	-8	-22
Dividend recieved	152	-	152	95	76
Adjustments for items that are not part of the cash flow					
Depreciation	212	224	898	883	1,483
Change in accrued interest	-187	427	1,621	295	-890
Taxes paid	-38	24	-119	197	-121
Cash Flow from Operations before Changes in Working Capital	**-10,185**	**-5,106**	**-35,790**	**-14,910**	**-15,842**
Increase(-) decrease(+) inventory	25	-14	82	23	118
Increase(-) decrease(+) receivables	-1,048	-1,361	-4,455	-769	706
Increase(+) decrease(-) liabilities	1,648	2,885	3,892	-1,129	1,419
Cash flow from Operations	**-9,560**	**-3,596**	**-36,271**	**-16,785**	**-13,599**
INVESTMENT ACTIVITY					
Investment in intangible assets	-	-	-	-	-1,407
Investment in tangible assets	-10	-112	-30	-210	-38
Cash Flow from Investment Activity	**-10**	**-112**	**-30**	**-210**	**-1,445**
FINANCING ACTIVITY					
Option sales	360	-	-	-	-
New share issue	140	142,486	500	142,486	-
Not registered share capital	-	1,194	-	1,194	-
Cash Flow from Financing Activity	**500**	**143,680**	**500**	**143,680**	**-**
The Year's Cash flow	**-9,070**	**139,972**	**-35,801**	**126,685**	**-15,044**
Liquid funds at the beginning of the year	124,608	11,373	151,338	24,682	39,750
Translation gains/losses on consolidation	-3	-7	-2	-29	-24
Liquid Assets at the End of the Year	**115,535**	**151,338**	**115,535**	**151,338**	**24,682**

Accounting Principles

This quarterly report has been prepared according to current legislation and the recommendations and statements of the Swedish Financial Accounting Standards Council recommendation RR 20. The accounting methods and principles used are unchanged from those used in the annual report for 2003/04.

Change to IFRS

With effect from 1st January 2005, all companies listed on the stock exchange within the EU must prepare financial and annual reports according to International Financial Reporting Standards (IFRS), published by the International Accounting Standards Board (IASB). Companies listed on the Stockholm Stock Exchange are recommended to comment on implementation of IFRS in their annual report.

The Swedish Financial Accounting Standards Council began change to IFRS several years ago through giving several new accounting recommendations based on IFRS. Diamyd Medical has for some time been implementing a process to identify differences between the IFRS and the auditing principle used hitherto. Diamyd Medical does not expect the transition to have any significant effect on the Group's statement of accounts other than the layout and supplementary information. A statement of the accounting principles used today and IFRS will be given as a note within the annual report.

The Company's financial report and quarterly reports will be prepared in accordance with IFRS from the financial year 2005/2006.

Notes

Note 1 - Sales, kSEK

	3 months Jun-Aug 2004-2005	3 months Jun-Aug 2003-2004	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004
Sales in Diamyd Diagnostics AB	262	360	610	1,206
Sales in Diamyd, Inc.	111	82	263	474
Invoiced freight	15	8	8	51
Total sales	**388**	**450**	**881**	**1,730**

Note 2 – Operating costs

The exchange rate losses assigned to sales, inventory costs and other external costs amounted to SEK -125,000. The exchange rate profits assigned to sales, inventory costs and other external costs amounted to SEK 114,000.

Note 3 – Balance for the period

The business is making a loss. Tax costs amounted to SEK 63,000 and concern tax for the previous year in the American subsidiary Diamyd Inc. Loss deduction cannot be utilized as the American operation has relocated. Deduction for losses in the Swedish company is valued at SEK 0 as a precaution.

Note 4 – Shareholders' equity and liabilities

All the Company's liabilities do not charge interest.

Note 5. Change in Shareholders' Equity

	Sep-Aug 2004-2005	Sep-Aug 2003-2004	Sep-Aug 2002-2003
Opening Balance, September 1	151,598	23,867	41,084
New share issue	140	143,680	-
Payment for options	360	-	-
Translation difference*	2	41	-13
Net loss	-36,632	-15,990	-17,204
Closing Balance, August 31	**115,468**	**151,598 2**	**3,867**

* The translation difference includes translation losses of 6 on the net loss for the year, translation losses of 3 in the loss brought forward, translation difference of 0 in share capital and translation gains of 11 in capital contribution.

Key Ratios

	3 months Jun-Aug 2004-2005	3 months Jun-Aug 2003-2004	12 months Sep-Aug 2004-2005	12 months Sep-Aug 2003-2004
Return on equity, %	-9.3	-6.4	-27.4	-18.2
Return on capital employed, %	-9.3	-6.4	-27.2	-18.2
Return on total assets, %	-8.7	-6.0	-25.8	-16.9
Equity per share, SEK	13.7	18.2	13.7	18.2
Equity per share after dilution, SEK	13.6	20.3	13.7	27.4
Cashflow per share, SEK	-1.1	18.7	-4.3	26.2
Solidity, %	92.0	96.1	92.0	96.1
Number of shares	8,418,043	8,345,480	8,418,043	8,345,480
Average number of shares	8,418,043	7,474,871	8,410,787	5,337,188
Number of shares after dilution	8,509,626	7,474,871	8,442,800	5,606,850

Stockholm 26th October 2005

The Board of Diamyd Medical AB (publ)

This report has not been reviewed by the auditors of Diamyd Medical.

Upcoming reports:

Annual shareholder meeting	12th December 2005
Three-monthly report	20th January 2006

Diamyd Medical's financial information is available at www.diamyd.com.

* * *

About Diamyd Medical

Diamyd Medical's business idea is to use its skills and network of contacts within immunology, biotechnology and business development to identify and develop pharmaceutical projects up to and including clinical trials. The project will then be sold or licensed to a major pharmaceutical company for continued commercialization. The development and marketing of related diagnostic tests and substances can be of interest to promote contacts with researchers and to prepare the market for the impending pharmaceutical.

The Group consists of the parent company Diamyd Medical AB (publ), the wholly owned subsidiaries Diamyd Therapeutics AB, Diamyd Diagnostics AB and Diamyd Inc. Furthermore, Diamyd Medical owns 19% of the Uppsala company Mercodia AB, which develops and markets diagnostic kits for autoimmune disease.

Diamyd shares are traded on the O-list.

Diamyd Medical has a website at www.diamyd.com

For further information contact: CEO Anders Essen-Möller, Diamyd Medical AB (publ) (corporate. id. no. 556530-1420) Linnégatan 89B, floor 5, SE-115 23 Stockholm, Sweden. Tel: +46 (0)8-661 00 26, fax: +46 (0)8-661 63 68 or email: info@diamyd.com